

Building on a Solid Strategy




Sheboygan Falls
Insurance Company





DONEGAL GROUP

2010 ANNUAL REPORT

Our Strategy

A strategy that has



Donegal Group Inc. is an insurance holding company that offers property and casualty insurance through its wholly owned insurance subsidiaries and through a pooling agreement with Donegal Mutual Insurance Company. The insurance operations, rated A (Excellent) by A.M. Best Company, market full lines of personal and commercial insurance products through a network of independent insurance agencies in 22 states.

1986

As an effective acquirer of small to medium-sized "main street" property and casualty insurers, Donegal Group has grown profitably for more than two decades, reporting net written premiums of $391.5 million in 2010, compared to $158.2 million in 2000.

Donegal Group employs a multi-faceted strategy that includes prudent organic and acquisition growth, conservative underwriting, pricing discipline, superior technological capabilities, efficient operations and conservative investing. This strategy is designed to allow Donegal Group to achieve its longstanding goal to outperform the property and casualty insurance industry in terms of service, profitability and book value growth. Achieving that goal provides value to its insurance subsidiaries' policyholders and to its stockholders.

Donegal Group's Class A and Class B common stock trade on the NASDAQ Global Select Market under the symbols DGICA and DGICB, respectively.

led to the expansion of Donegal Group's business from 4 to 22 states.

We have maintained consistent, steady growth and expansion since our formation in 1986.

The map below highlights the years we started writing business in each state.

1986 1997 1998 2001 2004 2008 2010 2011



5
6
3
1
4
2
2
Our Subsidiaries
1 Atlantic States Insurance Company
2 Southern Insurance Company of Virginia
3 Le Mars Insurance Company
4 Peninsula Insurance Group
5 Sheboygan Falls Insurance Company
6 Michigan Insurance Company

For Our

An ongoing commitment to our founding business strategy.



Donald H. Nikolaus
President



Philip H. Glatfelter, II
Chairman the Board

Donegal Group continues to build on a solid strategy that has led to consistent revenue growth and financial stability in varying economic conditions and in spite of significant adverse weather events and market challenges. Although we were disappointed that continuing challenging economic and insurance market conditions and multiple weather events in our operating regions impacted our 2010 profitability, our adherence to our long-term strategy allowed us to maintain our solid financial position and to capitalize on an excellent acquisition opportunity during 2010.

Our total revenues for 2010 increased 5.7 percent to $408.8 million, compared to $386.2 million in revenues for 2009. This growth came principally from organic premium writings and also reflected the pooling impact of Donegal Mutual's affiliation with Southern Mutual Insurance Company in 2009. Our net income in 2010 lagged our targeted goal and historical experience. Throughout the latter part of 2009 and into 2010, we recognized that our insurance subsidiaries were experiencing loss trends that indicated a need for increased premium rates, particularly in personal lines of business. We have filed numerous rate increases for these lines of business in most of the states in which our insurance subsidiaries operate as a measure to improve future underwriting results. As our long-term strategy dictates, we are exercising discipline in a challenging insurance market and are willing to accept lower levels of premium growth if necessary to return to higher levels of profitability.

We are pleased that we have maintained our excellent financial position in spite of the challenges within the insurance and investment markets. Rising interest rates toward the end of 2010 impacted the market value of our fixed maturity investment portfolio, resulting in a 1.7 percent decline in our book value per share to $14.86 at December 31, 2010. Although we are disappointed in the slight decline in our book value, we remain confi-dent in the strength of our balance sheet. We have intentionally decreased the percentage of our total investments that we invested in municipal bonds during the year. Our municipal bond holdings, of which 80 percent are general obligation bonds, are highly rated and geographically diversified.

The successful completion of our acquisition of Michigan Insurance Company on December 1, 2010 represents a significant achievement within our acquisition growth strategy. Michigan Insurance Company, which wrote $105.4 million of direct premiums in 2010, is the largest acquisition Donegal Group has completed to date, and we are excited about the opportunities this acquisition will afford to us.

2010 marks Province Bank's tenth year in business. Province Bank was formed by Donegal Mutual and Donegal Group.



Stockholders

Our indirect banking subsidiary, Province Bank, celebrated its tenth anniversary in 2010. In April 2010, Province Bank entered into a merger agreement with Union National Community Bank to increase the scale of our banking operations and enhance the value of our banking investment. We are awaiting regulatory approval of the proposed merger and expect to consummate the transaction around the end of the first quarter of 2011.

We appreciate the dedication our independent agents and employees exhibited as we managed through a challenging 2010. While we will likely encounter ongoing challenges in 2011, we believe we have taken appropriate measures to improve our performance and are continuing to hold to the solid strategy that has allowed us to maintain our growth and financial stability over the long term. We appreciate the ongoing support and confidence of our stockholders and remain committed to generating increased value for your investment.

WARD Group

Sixth Consecutive Year Recognition

We were honored to be named to the 2010 Ward Group listing of the top 50 performing insurance companies in the nation for the sixth straight year. Ward Group annually reviews the performance of over 3,100 property and casualty insurance companies and ranks them according to a number of safety, consistency and performance measurements over a five-year period.



WARD'S
50
SAFETY • CONSISTENCY • PERFORMANCE

Total Revenues [in millions]



$ 450
$ 400
$ 350
$ 300
$ 250
2006
2007
2008
2009
2010

Total Assets [in millions]



$ 1,200
$ 1,100
$ 1,000
$ 900
$ 800
2006
2007
2008
2009
2010

Stockholders' Equity [in millions]



$ 400
$ 350
$ 300
$ 250
$ 200
2006
2007
2008
2009
2010

Our Recent

A closer look at a few of the 8 acquisitions completed over the past 20 years.

Le Mars Insurance Company headquarters in Le Mars, IA

2004



Le Mars Insurance Company

Donegal Mutual made a surplus note investment in Le Mars Mutual Insurance Company in 2002. Le Mars organized under the laws of Iowa in 1901 and operates as a property and casualty insurance company in Iowa, Nebraska, Oklahoma and South Dakota. Le Mars converted from a mutual to a stock company in 2003 upon receipt of policyholder and regulatory approval late in that year. As of January 1, 2004, Donegal Group acquired the stock of Le Mars, and Le Mars became a wholly owned subsidiary of Donegal Group.

Le Mars had net premiums earned of $25.5 million for 2010, compared to $17.9 million for 2003, and Le Mars' statutory surplus has grown from $8.8 million as of December 31, 2001 to $25.5 million as of December 31, 2010.

Our Le Mars acquisition included:

- Donegal Mutual affiliated with Le Mars Mutual through a surplus note investment and Donegal Mutual's designation of a majority of the members of Le Mars' board of directors
- Donegal Mutual provided management and operational support to Le Mars to achieve economies of scale
- Le Mars converted from a mutual company to a stock company
- Donegal Group acquired the stock of Le Mars, and Le Mars became a wholly owned subsidiary of Donegal Group
- Our Le Mars acquisition launched our Midwestern expansion strategy and enabled us to expand our business into four Midwestern states
- We provided our technology systems to Le Mars and assisted Le Mars in introducing an expanded product line, including commercial products
- Despite weather challenges in the Midwest region, Le Mars has achieved underwriting profitability in five of the seven years since our acquisition of Le Mars



Acquisitions

2004



Peninsula Insurance Group headquarters in Salisbury, MD

Peninsula Insurance Group

Donegal Group purchased all of the outstanding stock of The Peninsula Insurance Company, which organized under Maryland law in 1960, as of January 1, 2004. As a result, The Peninsula Insurance Company and its subsidiary, Peninsula Indemnity Company, became wholly owned subsidiaries of Donegal Group. We refer to the two companies as the Peninsula Insurance Group. The Peninsula Insurance Group offers personal and commercial insurance products in nine Mid-Atlantic and New England states.

Peninsula had net premiums earned of $41.0 million for 2010, compared to $32.7 million for 2003, and its statutory surplus has grown from $19.5 million as of December 31, 2003 to $41.9 million as of December 31, 2010.

Our Peninsula acquisition included:

- Donegal Group purchased Peninsula from the White Mountains Insurance Group, Ltd. as of January 1, 2004
- Peninsula had a solid book of business in states in which we were operating and was historically well managed and profitable. Peninsula offers niche commercial products that have expanded the scope of Donegal Group's product line
- We provided our technology systems to Peninsula and assisted Peninsula in expanding into additional states, including New England states where we have not previously conducted business
- Peninsula has begun to offer its niche commercial products through Donegal agents in geographical areas where Peninsula has not historically conducted business
- Peninsula has achieved underwriting profitability in six of the seven years since our acquisition of the Peninsula Insurance Group



Our Recent

A closer look at a few of the 8 acquisitions completed over the past 20 years.



2008

Sheboygan Falls Insurance Company headquarters in Sheboygan Falls, WI

Sheboygan Falls Insurance Company

Donegal Mutual made a surplus note investment in Sheboygan Falls Mutual Insurance Company in 2006. Sheboygan Falls organized under the laws of Wisconsin in 1899 and operates as a property and casualty insurance company in Wisconsin. Sheboygan Falls converted from a mutual to a stock company upon receipt of policyholder and regulatory approval late in 2008. As of December 1, 2008, Donegal Group acquired the stock of Sheboygan Falls, and Sheboygan Falls became a wholly owned subsidiary of Donegal Group.

Sheboygan Falls had net premiums earned of $9.4 million for 2010, compared to $8.1 for 2006, and Sheboygan Falls' statutory surplus has grown from $6.9 million as of December 31, 2005 to $11.7 million as of December 31, 2010.

Our Sheboygan Falls acquisition included:

- Donegal Mutual affiliated with Sheboygan Falls Mutual through a surplus note investment and Donegal Mutual's designation of a majority of the members of Sheboygan Falls' board of directors
- Donegal Mutual provided operational support and entered into a services agreement with Sheboygan Falls to achieve economies of scale
- Sheboygan Falls converted from a mutual company to a stock company
- Donegal Group acquired the stock of Sheboygan Falls, and Sheboygan Falls became a wholly owned subsidiary of Donegal Group
- Our Sheboygan Falls acquisition enabled us to expand our business into Wisconsin as a continuation of our Midwest expansion strategy
- We provided our technology systems to Sheboygan Falls and assisted Sheboygan Falls in enhancing its products and services to its policyholders and agents



Acquisitions 2010



Michigan Insurance Company headquarters in Grand Rapids, MI

Michigan Insurance Company

Donegal Group acquired all of the outstanding stock of Michigan Insurance Company, which organized under Michigan law in 1997, as of December 1, 2010. As a result, Michigan Insurance Company became a wholly owned subsidiary of Donegal Group. Michigan Insurance Company offers personal and commercial insurance products solely in Michigan.

Michigan Insurance Company had direct written premiums of $105.4 million and net written premiums of $26.9 million for the year ended December 31, 2010. Effective December 1, 2010, Michigan Insurance Company entered into a 50% quota share agreement with third-party reinsurers and a 25% quota share reinsurance agreement with Donegal Mutual to replace a 75% quota share reinsurance agreement with its former majority owner. Donegal Mutual will include its assumed business from Michigan Insurance Company in its pooling agreement with Atlantic States Insurance Company.

Our Michigan acquisition included:

- Donegal Group acquired Michigan from West Bend Mutual Insurance Company and minority owners as of December 1, 2010
- Michigan enables our expansion into the state of Michigan, where we have not historically conducted business
- Michigan has a capable management team with significant experience and knowledge of the Michigan insurance market
- Michigan has an excellent independent agency distribution system and has consistently achieved underwriting profitability
- We will provide technology systems and operational support to Michigan to further enhance relationships with its agents and policyholders
- Over time, Donegal Group and Donegal Mutual will have the ability to reduce the level of external quota share reinsurance and thereby provide additional premium growth for the Donegal Insurance Group



Financial

Selected Consolidated Financial Data

Year Ended December 31,	2010	2009	2008	2007	2006
Income Statement Data					
Premiums earned	$ 378,030,129	$355,025,477	$346,575,266	$310,071,534	$301,478,162
Investment income, net	19,949,714	20,630,583	22,755,784	22,785,252	21,320,081
Realized investment gains (losses)	4,395,720	4,479,558	(2,970,716)	2,051,050	1,829,539
Total revenues	408,817,787	386,262,310	372,424,227	340,618,294	329,967,034
Income before income tax (benefit)	9,844,149	20,676,689	32,092,044	52,848,938	56,622,263
Income tax (benefit)	(1,623,030)	1,846,611	6,550,066	14,569,033	16,407,541
Net income	11,467,179	18,830,078	25,541,978	38,279,905	40,214,722
Basic earnings per share - Class A	.46	.76	1.03	1.55	1.65
Diluted earnings per share - Class A	.46	.76	1.02	1.53	1.60
Cash dividends per share - Class A	.46	.45	.42	.36	.33
Basic earnings per share - Class B	.41	.68	.92	1.39	1.48
Diluted earnings per share - Class B	.41	.68	.92	1.39	1.48
Cash dividends per share - Class B	.41	.40	.37	.31	.28
Balance Sheet Data at Year End					
Total investments	$ 728,541,814	$666,835,186	$632,135,526	$605,869,587	$591,337,674
Total assets	1,174,619,523	935,601,927	880,109,036	834,095,576	831,697,811
Debt obligations	56,082,371	15,465,000	15,465,000	30,929,000	30,929,000
Stockholders' equity	380,102,810	385,505,699	363,583,865	352,690,191	320,802,262
Book value per share	14.86	15.12	14.29	13.92	12.70


DONEGAL
GROUP

Information

Management's Discussion and Analysis of Results of Operations and Financial Condition

General

Donegal Mutual Insurance Company ("Donegal Mutual") organized us as an insurance holding company on August 26, 1986. Our insurance subsidiaries, Atlantic States Insurance Company ("Atlantic States"), Southern Insurance Company of Virginia ("Southern"), Le Mars Insurance Company ("Le Mars"), the Peninsula Insurance Group ("Peninsula"), which consists of Peninsula Indemnity Company and The Peninsula Insurance Company, Sheboygan Falls Insurance Company ("Sheboygan") and Michigan Insurance Company ("Michigan"), write personal and commercial lines of property and casualty coverages exclusively through a network of independent insurance agents in certain Mid-Atlantic, Midwest, New England and Southern states. We acquired Michigan on December 1, 2010, and we have included Michigan's results of operations in our consolidated results from that date. We acquired Sheboygan on December 1, 2008, and we have included Sheboygan's results of operations in our consolidated results from that date. The personal lines products of our insurance subsidiaries consist primarily of homeowners and private passenger automobile policies. The commercial lines products of our insurance subsidiaries consist primarily of commercial automobile, commercial multi-peril and workers' compensation policies. We also own 48.2% of the outstanding stock of Donegal Financial Services Corporation ("DFSC"), a thrift holding company. Donegal Mutual owns the remaining 51.8% of the outstanding stock of DFSC.

At December 31, 2010, Donegal Mutual held approximately 42% of our outstanding Class A common stock and approximately 75% of our outstanding Class B common stock, which provide Donegal Mutual with 66% of the total voting power of our common stock. Our insurance subsidiaries and Donegal Mutual have interrelated operations. While maintaining the separate corporate existence of each company, our insurance subsidiaries and Donegal Mutual conduct business together as the Donegal Insurance Group. As such, Donegal Mutual and our insurance subsidiaries share the same business philosophy, the same management, the same employees and the same facilities and offer the same types of insurance products.

In December 2006, Donegal Mutual consummated an affiliation with Sheboygan. As part of the affiliation, Donegal Mutual made a $3.5 million contribution note investment in Sheboygan. During 2008, Sheboygan's board of directors adopted a plan of conversion to convert to a stock insurance company. Following policyholder and regulatory approval of the plan of conversion, we acquired Sheboygan as of December 1, 2008 for approximately $12.0 million in cash, including payment of the contribution note and accrued interest to Donegal Mutual.

In February 2009, our board of directors authorized a share repurchase program, pursuant to which we may purchase up to 300,000 shares of our Class A common stock at market prices prevailing from time to time in the open market subject to the provisions of Securities and Exchange Commission Rule 10b-18 and in privately negotiated transactions. We purchased 9,702 and 7,669 shares of our Class A common stock under this program during 2010 and 2009, respectively. As of December 31, 2010, we had the authority to purchase 282,629 shares under this program.

In October 2009, Donegal Mutual consummated an affiliation with Southern Mutual Insurance Company ("Southern Mutual"), pursuant to which Donegal Mutual purchased a surplus note of Southern Mutual in the principal amount of $2.5 million, Donegal Mutual designees became a majority of the members of Southern Mutual's board of directors and Donegal Mutual agreed to provide quota-share reinsurance to Southern Mutual for 100% of its business. Effective October 31, 2009, Donegal Mutual began to include business assumed from Southern Mutual in its pooling agreement with Atlantic States. Southern Mutual writes primarily personal lines of insurance in Georgia and South Carolina and had direct written premiums of approximately $12.8 million and $13.3 million in 2010 and 2009, respectively.

In April 2010, DFSC and certain of its affiliates, including Donegal Mutual and us, and Union National Financial Corporation ("UNNF") executed an agreement pursuant to which DFSC and UNNF would merge, with DFSC as the surviving company in the merger. The merger is subject to a number of conditions, including the approval of various federal bank regulatory agencies. Under the agreement, Province Bank FSB and Union National Community Bank, which UNNF owns, would also merge. The combined bank would have total assets of approximately $600 million and would have 13 branch locations in Lancaster County, Pennsylvania. The companies expect to complete the mergers in the first quarter of 2011. Following the mergers, we expect to continue using the equity method of accounting for our investment in DFSC. Under the equity method, we record our investment at cost, with adjustments for our share of DFSC's earnings and losses as well as changes in DFSC's equity due to unrealized gains and losses.

In December 2010, we acquired Michigan, which had been a majority-owned subsidiary of West Bend Mutual Insurance Company ("West Bend"). Michigan writes various lines of property and casualty insurance and had direct written premiums of $105.4 million and net written premiums of $27.1 million for the year ended December 31, 2010. Effective on December 1, 2010, Michigan entered into a 50% quota-share agreement with third-party reinsurers and a 25% quota-share reinsurance agreement with Donegal Mutual to replace the 75% quota-share reinsurance agreement Michigan maintained with West Bend through November 30, 2010. The final purchase price for the acquisition was approximately $42.3 million in cash.

Pooling Agreement and Other Transactions with Affiliates

In the mid-1980's, Donegal Mutual recognized the need to develop additional sources of capital and surplus to remain competitive and to have the capacity to expand its business and assure its long-term viability. Donegal Mutual determined to implement a downstream holding company structure as a strategic response. Thus, in 1986, Donegal Mutual formed us as a downstream holding company, then wholly owned by Donegal Mutual. We in turn formed Atlantic States as our wholly owned subsidiary. Donegal Mutual and Atlantic States then entered into a proportional reinsurance agreement, or pooling agreement, in 1986. Under this pooling agreement, Donegal Mutual and Atlantic States pool substantially all of their respective premiums, losses and expenses. Donegal Mutual then cedes 80% of the pooled premiums, losses and expenses to Atlantic States.

Since 1986, we have completed three public offerings. A major purpose of those offerings was to provide capital for Atlantic States and our other insurance subsidiaries and to fund acquisitions. As the capital of Atlantic States increased, its underwriting capacity increased proportionately. Thus, as we originally planned in the mid-1980's, Atlantic States has had access to the capital necessary to support the growth of its direct business and increases in the amount and percentage of business it assumes from the underwriting pool. As a result, the participation of Atlantic States in the inter-company pool has increased over the years from its initial 35% participation in 1986 to its 80% participation from and after February 29, 2008, and the size of the pool has increased substantially. From July 1, 2000 through February 29, 2008, Atlantic States had a 70% share of the results of the pool, and Donegal Mutual had a 30% share of the results of the pool.

The risk profiles of the business Atlantic States and Donegal Mutual write have historically been, and continue to be, substantially similar. The same executive management and underwriting personnel administer products, classes of business underwritten, pricing practices and underwriting standards of Donegal Mutual and our insurance subsidiaries.

In addition, as the Donegal Insurance Group, Donegal Mutual and our insurance subsidiaries share a combined business plan to achieve market penetration and underwriting profitability objectives. The products our insurance subsidiaries and Donegal Mutual offer are generally complementary, thereby allowing the Donegal Insurance Group to offer a broader range of products to a given market and to expand the Donegal Insurance Group's ability to service an entire personal lines or commercial lines account. Distinctions within the products of Donegal Mutual and our insurance subsidiaries generally relate to specific risk profiles targeted within similar classes of business, such as preferred tier versus standard tier products, but we and Donegal Mutual do not allocate all of the standard risk gradients to one company. Therefore, the underwriting profitability of the business written directly by the individual companies will vary. However, since the underwriting pool homogenizes the risk characteristics of all business written directly by Donegal Mutual and Atlantic States, Donegal Mutual and Atlantic States share the underwriting results in proportion to their respective participation in the pool. We realize 80% of the underwriting results of the pool because of the 80% participation of Atlantic States in the underwriting pool. The business Atlantic States derives from the pool represents the predominant percentage of our total revenues. See Note 3 – Transactions with Affiliates for more information regarding the pooling agreement.

In addition to the pooling agreement and third-party reinsurance, our insurance subsidiaries have various reinsurance arrangements with Donegal Mutual. These agreements include:

- catastrophe reinsurance agreements with Atlantic States, Le Mars and Southern;
- an excess of loss reinsurance agreement with Southern;
- a quota-share reinsurance agreement with Le Mars;
- a quota-share reinsurance agreement with Peninsula;
- a quota-share reinsurance agreement with Southern; and
- a quota-share reinsurance agreement with Michigan.

The intent of the excess of loss and catastrophe reinsurance agreements is to lessen the effects of a single large loss, or an accumulation of smaller losses arising from one event, to levels that are appropriate given each subsidiary's size, underwriting profile and surplus position.

The intent of the quota-share reinsurance agreement with Le Mars is to transfer to Le Mars 100% of the premiums and losses related to certain products Donegal Mutual offers in certain Midwest states, which provide the availability of complementary products to Le Mars' commercial accounts.

Donegal Mutual and Peninsula have a quota-share reinsurance agreement that transfers to Donegal Mutual 100% of the premiums and losses related to the workers' compensation product line of Peninsula in certain states, which provides the availability of an additional workers' compensation tier to Donegal Mutual's commercial accounts.

The intent of the quota-share reinsurance agreement with Southern is to transfer to Southern 100% of the premiums and losses related to certain personal lines products Donegal Mutual offers in Virginia through the use of its automated policy quoting and issuance system.

Donegal Mutual and Michigan have a quota-share reinsurance agreement that transfers to Donegal Mutual 25% of the premiums and losses related to Michigan's business.

Donegal Mutual provides facilities, management and other services to us and our insurance subsidiaries. Donegal Mutual allocates certain related expenses to Atlantic States in relation to the relative participation of Atlantic States and Donegal Mutual in the pooling agreement. Our insurance subsidiaries other than Atlantic States reimburse Donegal Mutual for their personnel costs and bear their proportionate share of information services costs based on their percentage of the total written premiums of the Donegal Insurance Group.

All new agreements and all changes to existing agreements between our insurance subsidiaries and Donegal Mutual must first be approved by a coordinating committee that is comprised of two of our board members who do not serve on Donegal Mutual's board and two members of Donegal Mutual's board who do not serve on our board. In order to approve an agreement or a change in an agreement, our members on the coordinating committee must conclude that the agreement or change is fair and equitable to us and in the best interests of our stockholders, and Donegal Mutual's members on the coordinating committee must conclude that the agreement or change is fair and equitable to Donegal Mutual and in the best interests of its policyholders.

We made no significant changes to the pooling agreement or other reinsurance agreements with Donegal Mutual during 2010 and 2009 except as noted above.

Critical Accounting Policies and Estimates

We combine our financial statements with those of our insurance subsidiaries and present them on a consolidated basis in accordance with United States generally accepted accounting principles ("GAAP").

Our insurance subsidiaries make estimates and assumptions that can have a significant effect on amounts and disclosures we report in our financial statements. The most significant estimates relate to the reserves of our insurance subsidiaries for property and casualty insurance unpaid losses and loss expenses, valuation of investments and determination of other-than-temporary impairment and the policy acquisition costs of our insurance subsidiaries. While we believe our estimates and the estimates of our insurance subsidiaries are appropriate, the ultimate amounts may differ from the estimates provided. We regularly review our methods for making these estimates, and we reflect any adjustment we consider necessary in our current results of operations.

Liability for Losses and Loss Expenses

Liabilities for losses and loss expenses are estimates at a given point in time of the amounts an insurer expects to pay with respect to policyholder claims based on facts and circumstances then known. At the time of establishing its estimates, an insurer recognizes that its ultimate liability for losses and loss expenses will exceed or be less than such estimates. Our insurance subsidiaries base their estimates of liabilities for losses and loss expenses on assumptions as to future loss trends and expected claims severity, judicial theories of liability and other factors. However, during the loss adjustment period, our insurance subsidiaries may learn additional facts regarding individual claims, and, consequently, it often becomes necessary for our insurance subsidiaries to refine and adjust their estimates of liability. We reflect any adjustments to our insurance subsidiaries' liabilities for losses and loss expenses in our operating results in the period in which our insurance subsidiaries make the changes in estimates.

Our insurance subsidiaries maintain liabilities for the payment of losses and loss expenses with respect to both reported and unreported claims. Our insurance subsidiaries establish these liabilities for the purpose of covering the ultimate costs of settling all losses, including investigation and litigation costs. Our insurance subsidiaries base the amount of their liability for reported losses primarily upon a case-by-case evaluation of the type of risk involved, knowledge of the circumstances surrounding each claim and the insurance policy provisions relating to the type of loss their policyholder incurred. Our insurance subsidiaries determine the amount of their liability for unreported claims and loss expenses on the basis of historical information by line of insurance. Our insurance subsidiaries account for inflation in the reserving function through analysis of costs and trends and reviews of historical reserving results. Our insurance subsidiaries closely monitor their liabilities and recompute them periodically using new information on reported claims and a variety of statistical techniques. Our insurance subsidiaries do not discount their liabilities for losses.

Reserve estimates can change over time because of unexpected changes in assumptions related to our insurance subsidiaries' external environment and, to a lesser extent, assumptions as to our insurance subsidiaries' internal operations. For example, our insurance subsidiaries have experienced a decrease in claims frequency on workers' compensation claims during the past several years while claims severity has gradually increased. These trend changes give rise to greater uncertainty as to the pattern of future loss settlements on workers' compensation claims. Related uncertainties regarding future trends include the cost of medical technologies and procedures and changes in the utilization of medical procedures. Assumptions related to our insurance subsidiaries' external environment include the absence of significant changes in tort law and the legal environment that increase liability exposure, consistency in judicial interpretations of insurance coverage and policy provisions and the rate of loss cost inflation. Internal assumptions include consistency in the recording of premium and loss statistics, consistency in the recording of claims, payment and case reserving methodology, accurate measurement of the impact of rate changes and changes in policy provisions, consistency in the quality and characteristics of business written within a given line of business and consistency in reinsurance coverage and collectibility of reinsured losses, among other items. To the extent our insurance subsidiaries determine that underlying factors impacting their assumptions have changed, our insurance subsidiaries attempt to make appropriate adjustments for such changes in their reserves. Accordingly, our insurance subsidiaries' ultimate liability for unpaid losses and loss expenses will likely differ from the amount recorded at December 31, 2010. For every 1% change in our insurance subsidiaries' estimate for loss and loss expense reserves, net of reinsurance recoverable, the effect on our pre-tax results of operations would be approximately $2.2 million.

The establishment of appropriate liabilities is an inherently uncertain process, and we can provide no assurance that our insurance subsidiaries' ultimate liability will not exceed our insurance subsidiaries' loss and loss expense reserves and have an adverse effect on our results of operations and financial condition. Furthermore, we cannot predict the timing, frequency and extent of adjustments to our insurance subsidiaries' estimated future liabilities, since the historical conditions and events that serve as a basis for our insurance subsidiaries' estimates of ultimate claim costs may change. As is the case for substantially all property and casualty insurance companies, our insurance subsidiaries have found it necessary in the past to increase their estimated future liabilities for losses and loss expenses in certain periods, and in other periods their estimates have exceeded their actual liabilities. Changes in our insurance subsidiaries' estimate of their liability for losses and loss expenses generally reflect actual payments and their evaluation of information received since the prior reporting date. Our insurance subsidiaries recognized a (decrease) increase in their liability for losses and loss expenses of prior years of ($2.9) million, $9.8 million and $2.7 million in 2010, 2009 and 2008, respectively. Our insurance subsidiaries made no significant changes in their reserving philosophy, key reserving assumptions or claims management personnel, and there have been no significant offsetting changes in estimates that increased or decreased their loss and loss expense reserves in those years. The majority of the 2010 development related to decreases in the liability for losses and loss expenses of prior years for Atlantic States and Peninsula. The 2010 development represented 1.6% of the December 31, 2009 carried reserves and was driven primarily by lower-than-expected severity in the private passenger automobile liability and homeowners lines of business in accident years prior to 2009.

Excluding the impact of isolated catastrophic weather events, our insurance subsidiaries have noted stable amounts in the number of claims incurred and a slight downward trend in the number of claims outstanding at period ends relative to their premium base in recent years across most of their lines of business. However, the amount of the average claim outstanding has increased gradually over the past several years as the property and casualty insurance industry has experienced increased litigation trends and economic conditions that have extended the estimated length of disabilities and contributed to increased medical loss costs and a general slowing of settlement rates in litigated claims. Our insurance subsidiaries could have to make further adjustments to their estimates in the future. However, on the basis of our insurance subsidiaries' internal procedures, which analyze, among other things, their prior assumptions, their experience with similar cases and historical trends such as reserving patterns, loss payments, pending levels of unpaid claims and product mix, as well as court decisions, economic conditions and public attitudes, we believe that our insurance subsidiaries have made adequate provision for their liability for losses and loss expenses.

Atlantic States' participation in the pool with Donegal Mutual exposes it to adverse loss development on the business of Donegal Mutual that is included in the pool. However, pooled business represents the predominant percentage of the net underwriting activity of both companies, and Donegal Mutual and Atlantic States would proportionately share any adverse risk development of the pooled business. The business in the pool is homogenous and each company has a pro-rata share of the entire pool. Since substantially all of the business of Atlantic States and Donegal Mutual is pooled and the results shared by each company according to its participation level under the terms of the pooling agreement, the intent of the underwriting pool is to produce a more uniform and stable underwriting result from year to year for each company than they would experience individually and to spread the risk of loss between the companies.

Our insurance subsidiaries' liability for losses and loss expenses by major line of business as of December 31, 2010 and 2009 consisted of the following:

(in thousands)	2010	2009
Commercial lines:		
Automobile	$ 22,790	$ 21,465
Workers' compensation	54,902	38,092
Commercial multi-peril	32,961	30,640
Other	3,875	1,886
Total commercial lines	114,528	92,083
Personal lines:		
Automobile	83,042	70,019
Homeowners	18,695	16,312
Other	1,632	1,848
Total personal lines	103,369	88,179
Total commercial and personal lines	217,897	180,262
Plus reinsurance recoverable	165,422	83,337
Total liability for losses and loss expenses	$383,319	$263,599

We have evaluated the effect on our insurance subsidiaries' loss and loss expense reserves and our stockholders' equity in the event of reasonably likely changes in the variables considered in establishing loss and loss expense reserves. We established the range of reasonably likely changes based on a review of changes in accident year development by line of business and applied it to our insurance subsidiaries' loss reserves as a whole. The selected range does not necessarily indicate what could be the potential best or worst case or likely scenario. The following table sets forth the effect on our insurance subsidiaries' loss and loss expense reserves and our stockholders' equity in the event of reasonably likely changes in the variables considered in establishing loss and loss expense reserves:

Change in Loss and Loss Expense Reserves Net of Reinsurance	Adjusted Loss and Loss Expense Reserves Net of Reinsurance as of December 31, 2010	Percentage Change in Equity as of December 31, 2010[1]	Adjusted Loss and Loss Expense Reserves Net of Reinsurance as of December 31, 2009	Percentage Change in Equity as of December 31, 2009[1]
	(dollars in thousands)			
-10.0%	$196,107	3.7%	$162,236	3.0%
-7.5	201,555	2.8	166,742	2.3
-5.0	207,002	1.9	171,249	1.5
-2.5	212,450	0.9	175,755	0.8
Base	217,897	--	180,262	--
2.5	223,344	-0.9	184,769	-0.8
5.0	228,792	-1.9	189,275	-1.5
7.5	234,239	-2.8	193,782	-2.3
10.0	239,687	-3.7	198,288	-3.0

[1] Net of income tax effect.

Our insurance subsidiaries base their reserves for unpaid losses and loss expenses on current trends in loss and loss expense development and reflect their best estimates for future amounts needed to pay losses and loss expenses with respect to incurred events currently known to them plus incurred but not reported ("IBNR") claims. Our insurance subsidiaries develop their reserve estimates based on an assessment of known facts and circumstances, review of historical loss settlement patterns, estimates of trends in claims severity, frequency, legal and regulatory changes and other assumptions. Our insurance subsidiaries consistently apply actuarial loss reserving techniques and assumptions, which rely on historical information as adjusted to reflect current conditions, including consideration of recent case reserve activity. For the year ended December 31, 2010, our insurance subsidiaries used the most-likely number determined by our actuaries. Based upon information provided by our actuaries during the development of our insurance subsidiaries' net reserves for losses and loss expenses for the year ended December 31, 2010, we developed a range from a low of $200.4 million to a high of $236.8 million and with a most-likely number of $217.9 million. The range of estimates for commercial lines in 2010 was $105.4 million to $124.4 million, and we selected the actuaries' most-likely number of $114.5 million. The range of estimates for personal lines in 2010 was $95.0 million to $112.4 million, and we selected the actuaries' most-likely number of $103.4 million. Based upon information provided by our actuaries during the development of our insurance subsidiaries' net reserves for losses and loss expenses for the year ended December 31, 2009, we developed a range from a low of $165.6 million to a high of $196.2 million and with a most-likely number of $180.3 million. The range of estimates for commercial lines in 2009 was $84.6 million to $100.2 million, and we selected the actuaries' most-likely number of $92.1 million. The range of estimates for personal lines in 2009 was $81.0 million to $96.0 million, and we selected the actuaries' most-likely number of $88.2 million.

Our insurance subsidiaries seek to enhance their underwriting results by carefully selecting the product lines they underwrite. For personal lines products, our insurance subsidiaries insure standard and preferred risks in private passenger automobile and homeowners lines. For commercial lines products, the commercial risks that our insurance subsidiaries primarily insure are mercantile risks, business offices, wholesalers, service providers, contractors and artisan risks, limiting industrial and manufacturing exposures. Our insurance subsidiaries have limited exposure to asbestos and other environmental liabilities. Our insurance subsidiaries write no medical malpractice or professional liability risks. Through the consistent application of this disciplined underwriting philosophy, our insurance subsidiaries have avoided many of the "long-tail" issues other insurance companies have faced. We consider workers' compensation to be a "long-tail" line of business, in that workers' compensation claims tend to be settled over a longer timeframe than those in our other lines of business. The following table presents 2010 and 2009 claim count and payment amount information for workers' compensation. The table does not include amounts related to Michigan, which we acquired December 1, 2010. Workers' compensation losses primarily consist of indemnity and medical costs for injured workers.

	For the Year Ended December 31,	
	2010	2009
	(dollars in thousands)	
Number of claims pending, beginning of period	1,296	1,401
Number of claims reported	2,936	2,449
Number of claims settled or dismissed	2,909	2,554
Number of claims pending, end of period	1,323	1,296
Losses paid	$18,193	$17,131
Loss expenses paid	3,918	3,944

Investments

We make estimates concerning the valuation of our investments and the recognition of other-than-temporary declines in the value of our investments. For equity securities, we write down the investment to its fair value, and we reflect the amount of the write-down as a realized loss in our results of operations when we consider the decline in value of an individual investment to be other than temporary. We individually monitor all investments for other-than-temporary declines in value. Generally, we assume there has been an other-than-temporary decline in value if an individual equity security has depreciated in value by more than 20% of original cost, and has been in such an unrealized loss position for more than six months. We held five equity securities that were in an unrealized loss position at December 31, 2010. Based upon our analysis of general market conditions and underlying factors impacting these equity securities, we considered these declines in value to be temporary. With respect to a debt security that is in an unrealized loss position, we first assess if we intend to sell the debt security. If we determine we intend to sell the debt security, we recognize the impairment loss in our results of operations. If we do not intend to sell the debt security, we determine whether it is more likely than not that we will be required to sell the security prior to recovery. If we determine it is more likely than not that we will be required to sell the debt security prior to recovery, we recognize an impairment loss in our results of operations. If we determine it is more likely than not that we will not be required to sell the debt security prior to recovery, we then evaluate whether a credit loss has occurred. We determine whether a credit loss has occurred by comparing the amortized cost of the debt security to the present value of the cash flows we expect to collect. If we expect a cash flow shortfall, we consider that a credit loss has occurred. If we determine that a credit loss has occurred, we consider the impairment to be other than temporary. We then recognize the amount of the impairment loss related to the credit loss in our results of operations, and we recognize the remaining portion of the impairment loss in our other comprehensive income, net of applicable taxes. In addition, we may write down securities in an unrealized loss position based on a number of other factors, including when the fair value of an investment is significantly below its cost, when the financial condition of the issuer of a security has deteriorated, the occurrence of industry, company or geographic events that have negatively impacted the value of a security and rating agency downgrades. We held 302 debt securities that were in an unrealized loss position at December 31, 2010. Based upon our analysis of general market conditions and underlying factors impacting these debt securities, we considered these declines in value to be temporary. We did not recognize any impairment losses in 2010 or 2009. We included losses of $1.2 million in net realized investment gains (losses) in 2008 for certain equity investments trading below cost on an other-than-temporary basis.

We held fixed maturities and equity securities with unrealized losses representing declines that we considered temporary at December 31, 2010 as follows:

	Less than 12 months		12 months or longer	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 23,901,400	$ 452,352	$ —	$ —
Obligations of states and political subdivisions	171,609,617	5,208,910	1,406,325	91,184
Corporate securities	44,101,089	1,061,972	490,970	11,514
Residential mortgage-backed securities	35,930,054	453,967	750	18
Equity securities	313,888	35,182	—	—
Totals	$275,856,048	$7,212,383	$1,898,045	$102,716

We held fixed maturities and equity securities with unrealized losses representing declines that we considered temporary at December 31, 2009 as follows:

	Less than 12 months		12 months or longer	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$26,703,601	$ 585,364	$ —	$ —
Obligations of states and political subdivisions	17,971,018	256,527	29,582,488	786,970
Corporate securities	1,284,405	23,525	666,941	61,366
Residential mortgage-backed securities	23,514,855	328,969	477,421	543
Equity securities	2,139,457	227,798	—	—
Totals	$71,613,336	$1,422,183	$30,726,850	$848,879

We present our investments in available-for-sale fixed maturity and equity securities at estimated fair value and classify them in one of the three categories we describe in Note 6 – Fair Value Measurements. The estimated fair value of a security may differ from the amount that could be realized if we sold the security in a forced transaction. In addition, the valuation of fixed maturity investments is more subjective when markets are less liquid, increasing the potential that the estimated fair value does not reflect the price at which an actual transaction would occur. We utilize nationally recognized independent pricing services to estimate fair values for our fixed maturity and equity investments. We generally obtain one price per security. The pricing services utilize market quotations for fixed maturity and equity securities that have quoted prices in active markets. For fixed maturity securities that generally do not trade on a daily basis, the pricing services prepare estimates of fair value measurements using proprietary pricing applications, which include available relevant market information, benchmark yields, sector curves and matrix pricing. The pricing services do not use broker quotes in determining the fair values of our investments. We review the estimates of fair value the pricing services provide to determine if the estimates obtained are representative of fair values based upon our general knowledge of the market, our research findings related to unusual fluctuations in value and our comparison of such values to execution prices for similar securities. As of December 31, 2010 and 2009, we received one estimate per security from one of the pricing services, and we priced all but an insignificant amount of our Level 1 and Level 2 investments using those prices. In our review of the estimates provided by the pricing services as of December 31, 2010 and 2009, we did not identify any discrepancies, and we did not make any adjustments to the estimates the pricing services provided. We reclassified one equity security to Level 3 during 2009. We utilized a fair value model that incorporated significant other unobservable inputs, such as estimated volatility, to estimate the equity security's fair value.

We had no sales or transfers from the held to maturity portfolio in 2010, 2009 or 2008.

Policy Acquisition Costs

We defer our insurance subsidiaries' policy acquisition costs, consisting primarily of commissions, premium taxes and certain other underwriting costs that vary with and relate directly to the production of business, and amortize these costs over the period in which our insurance subsidiaries earn the premiums. The method our insurance subsidiaries follow in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value, which gives effect to the premium to be earned, related investment income, losses and loss expenses and certain other costs we expect to incur as our insurance subsidiaries earn the premium.

Management Evaluation of Operating Results

We believe that the principal factors contributing to our earnings over the past several years have been our insurance subsidiaries' overall premium growth, earnings from acquisitions and our insurance subsidiaries' disciplined underwriting practices.

The property and casualty insurance industry is highly cyclical, and individual lines of business experience their own cycles within the overall property and casualty insurance industry cycle. Premium rate levels relate to the availability of insurance coverage, which varies according to the level of surplus in the insurance industry and other factors. The level of surplus in the industry varies with returns on capital and regulatory barriers to the withdrawal of surplus. Increases in surplus have generally been accompanied by increased price competition among property and casualty insurers. If our insurance subsidiaries were to find it necessary to reduce premiums or limit premium increases due to competitive pressures on pricing, our insurance subsidiaries could experience a reduction in profit margins and revenues, an increase in ratios of losses and expenses to premiums and, therefore, lower profitability. The cyclicality of the insurance market and its potential impact on our results is difficult to predict with any significant reliability. We evaluate the performance of our commercial lines and personal lines segments primarily based upon the underwriting results of our insurance subsidiaries as determined under statutory accounting practices ("SAP"), which our management uses to measure performance for the total business of our insurance subsidiaries. We use the following financial data to monitor and evaluate our operating results:

	Year Ended December 31,		
(in thousands)	2010	2009	2008
Net premiums written:			
Personal lines:			
Automobile	$171,497	$161,932	$154,091
Homeowners	83,415	77,420	72,195
Other	13,135	13,135	13,254
Total personal lines	268,047	252,487	239,540
Commercial lines:			
Automobile	37,094	34,054	35,959
Workers' compensation	34,920	28,921	36,459
Commercial multi-peril	47,411	44,000	49,004
Other	4,050	3,767	3,979
Total commercial lines	123,475	110,742	125,401
Total net premiums written	$391,522	$363,229	$364,941
Components of GAAP combined ratio:			
Loss ratio	72.6%	70.7%	64.7%
Expense ratio	32.0	31.3	32.1
Dividend ratio	0.1	0.2	0.4
GAAP combined ratio	104.7%	102.2%	97.2%
Revenues:			
Premiums earned:			
Personal lines	$260,900	$242,313	$225,143
Commercial lines	117,755	113,233	121,567
SAP premiums earned	378,655	355,546	346,710
GAAP adjustments	(625)	(521)	(135)
GAAP premiums earned	378,030	355,025	346,575
Net investment income	19,950	20,631	22,756
Realized investment gains (losses)	4,396	4,480	(2,971)
Other	6,442	6,597	5,952
Total revenues	$408,818	$386,733	$372,312

	Year Ended December 31,		
(in thousands)	2010	2009	2008
Components of net income:			
Underwriting (loss) income:			
Personal lines	$(22,526)	$(17,235)	$ (7,609)
Commercial lines	2,252	5,805	13,819
SAP underwriting (loss) income	(20,274)	(11,430)	6,210
GAAP adjustments	2,458	3,636	3,530
GAAP underwriting (loss) income	(17,816)	(7,794)	9,740
Net investment income	19,950	20,631	22,756
Realized investment gains (losses)	4,396	4,480	(2,971)
Other	3,314	3,360	2,567
Income before income tax benefit (expense)	9,844	20,677	32,092
Income tax benefit (expense)	1,623	(1,847)	(6,550)
Net income	$ 11,467	$ 18,830	$25,542

Statutory Combined Ratios

We evaluate our insurance operations by monitoring certain key measures of growth and profitability. In addition to using GAAP-based performance measurements, we also utilize certain non-GAAP financial measures that we believe are valuable in managing our business and for comparison to our peers. These non-GAAP measures are underwriting (loss) income, statutory combined ratio and net premiums written. An insurance company's statutory combined ratio is a standard measure of underwriting profitability. This ratio is the sum of the ratio of calendar-year incurred losses and loss expenses to premiums earned; the ratio of expenses incurred for commissions, premium taxes and underwriting expenses to premiums written and the ratio of dividends to policyholders to premiums earned. The statutory combined ratio does not reflect investment income, federal income taxes or other non-operating income or expense. A ratio of less than 100 percent generally indicates underwriting profitability. The statutory combined ratio differs from the GAAP combined ratio. In calculating the GAAP combined ratio, installment payment fees are not deducted from incurred expenses, and the expense ratio is based on premiums earned instead of premiums written. The following table sets forth our insurance subsidiaries' statutory combined ratios by major line of business for the years ended December 31, 2010 and 2009:

	For Year Ended December 31,	
	2010	2009
Commercial lines:		
Automobile	90.0%	90.5%
Workers' compensation	99.3	97.4
Commercial multi-peril	96.7	95.6
Other	42.8	23.4
Total commercial lines	93.6	92.2
Personal lines:		
Automobile	103.8	103.8
Homeowners	115.4	111.4
Other	97.0	86.7
Total personal lines	107.0	105.2
Total commercial and personal lines	102.9	101.1

Results of Operations
Years Ended December 31, 2010 and 2009

Net Premiums Written

Our insurance subsidiaries' 2010 net premiums written increased 7.8% to $391.5 million, compared to $363.2 million for 2009. Commercial lines net premiums written increased $12.8 million, or 11.6%, for 2010 compared to 2009, due in part to expansion of commercial lines products in subsidiaries acquired in recent years. Personal lines net premiums written increased $15.5 million, or 6.1%, for 2010 compared to 2009, due largely to premium rate increases implemented throughout 2010. Net premiums written for 2009 included a $5.4 million transfer of unearned premium related to Donegal Mutual's affiliation with Southern Mutual.

Net Premiums Earned

Our insurance subsidiaries' net premiums earned increased to $378.0 million for 2010, an increase of $23.0 million, or 6.5%, over 2009. Our insurance subsidiaries' net earned premiums during 2010 have grown due to the increase in written premiums during 2009. Our insurance subsidiaries earn premiums and recognize them as income over the terms of the policies they issue. Such terms are generally one year or less in duration. Therefore, increases or decreases in net premiums earned will generally reflect increases or decreases in net premiums written in the preceding twelve-month period compared to the same period one year earlier.

Investment Income

For 2010, our net investment income was $19.9 million, a slight decrease from 2009. An increase in our average invested assets from $649.5 million in 2009 to $697.7 million in 2010 was offset by a decrease in our annualized average rate of return to 2.9% in 2010, compared to 3.2% in 2009. The decrease in our annualized average rate of return on investments was primarily due to lower reinvestment rates for securities added to our fixed income portfolio during 2010.

Installment Payment Fees

Our insurance subsidiaries' installment fees increased primarily as a result of increases in policy counts during 2010.

Net Realized Investment Gains/Losses

Our net realized investment gains in 2010 and 2009 were $4.4 million and $4.5 million, respectively. Realized investment gains in 2010 resulted primarily from sales of equity securities as well as fixed maturity investments that had appreciated significantly during the year. We recognized no impairment charges in 2010 or 2009. The net realized investment gains in both periods resulted from turnover within our investment portfolio.

Losses and Loss Expenses

Our insurance subsidiaries' loss ratio, which is the ratio of incurred losses and loss expenses to premiums earned, was 72.6% in 2010, compared to 70.7% in 2009. Our insurance subsidiaries' commercial lines loss ratio increased to 66.6% in 2010, compared to 64.3% in 2009. This increase resulted primarily from the workers' compensation loss ratio increasing to 80.0% in 2010, compared to 75.1% in 2009, and the commercial multi-peril ratio increasing to 67.4% in 2010, compared to 66.3% in 2009, as a result of increased claim severity. The personal lines loss ratio increased to 75.3% in 2010, compared to 73.6% in 2009, primarily as a result of an increase in the homeowners loss ratio to 80.7% in 2010, compared to 78.3% in 2009, as a result of an increase in weather-related claims and increased property claims from fires.

Underwriting Expenses

Our insurance subsidiaries' expense ratio, which is the ratio of policy acquisition and other underwriting expenses to premiums earned, was 32.0% in 2010, compared to 31.3% in 2009.

Combined Ratio

Our insurance subsidiaries' combined ratio was 104.7% and 102.2% in 2010 and 2009, respectively. The combined ratio represents the sum of the loss ratio, expense ratio and dividend ratio, which is the ratio of workers' compensation policy dividends incurred to premiums earned.

Interest Expense

Our interest expense in 2010 was $799,578, compared to $1.7 million in 2009. We attribute the decrease in interest expense to the interest expense we paid in 2009 related to a premium tax litigation settlement.

Income Taxes

Our income tax (benefit) expense was ($1.6) million in 2010, compared to $1.8 million in 2009. For 2010, our tax-exempt interest income exceeded our taxable income. As a result, we carried back a net operating loss to the taxable income of prior years, and our income tax benefit reflects a current tax benefit for the carryback.

Net Income and Earnings Per Share

Our net income in 2010 was $11.5 million, or $.46 per share of Class A common stock and $.41 per share of Class B common stock, compared to our net income of $18.8 million, or $.76 per share of Class A common stock and $.68 per share of Class B common stock, in 2009. Our Class A shares outstanding increased slightly to 20.0 million at December 31, 2010, compared to 19.9 million at December 31, 2009. Our Class B shares outstanding did not change at 5.6 million.

Book Value Per Share and Return on Equity

Our stockholders' equity decreased by $5.4 million in 2010. We attribute the decrease to a decline in our net after-tax unrealized gains within our available-for-sale fixed maturity and equity investment portfolio from $15.0 million at December 31, 2009 to $8.6 million at December 31, 2010. This decline reflects the impact of increased market interest rates on the fair value of our fixed maturity investments during 2010. Book value per share decreased by 1.7% to $14.86 at December 31, 2010, compared to $15.12 a year earlier. Our return on average equity was 3.0% for 2010, compared to 5.0% for 2009.

Years Ended December 31, 2009 and 2008

Net Premiums Written

Our insurance subsidiaries' 2009 net premiums written decreased slightly to $363.2 million, compared to $364.9 million for 2008. Commercial lines net premiums written decreased $14.7 million, or 11.7%, for 2009 compared to 2008. Personal lines net premiums written increased $13.0 million, or 5.4%, for 2009 compared to 2008. Net premiums written for 2009 included a $5.4 million transfer of unearned premium related to Donegal Mutual's affiliation with Southern Mutual. Net premiums written for 2008 included a $13.6 million transfer of unearned premiums related to the change in the pooling agreement between Atlantic States and Donegal Mutual effective March 1, 2008.

Net Premiums Earned

Our insurance subsidiaries' net premiums earned increased to $355.0 million for 2009, an increase of $8.4 million, or 2.4%, over 2008. Our insurance subsidiaries' net earned premiums during 2009 grew due to the increase in written premiums during 2008. Our insurance subsidiaries earn premiums and recognize them as income over the terms of the policies they issue. Such terms are generally one year or less in duration. Therefore, increases or decreases in net premiums earned will generally reflect increases or decreases in net premiums written in the preceding twelve-month period compared to the same period one year earlier.

Investment Income

For 2009, our net investment income was $20.6 million, a 9.7% decrease from 2008. An increase in our average invested assets from $619.0 million in 2008 to $649.5 million in 2009 was offset by a decrease in our annualized average return to 3.2% in 2009, compared to 3.7% in 2008. The decrease in our annualized average rate of return on investments was primarily due to lower reinvestment rates for securities added to our fixed income portfolio during 2009.

Installment Payment Fees

Our insurance subsidiaries' installment fees increased primarily as a result of increases in policy counts during 2009.

Net Realized Investment Gains/Losses

Our net realized investment gains (losses) in 2009 and 2008 were $4.5 million and ($3.0) million, respectively. Realized investment gains in 2009 resulted primarily from sales of equity securities as well as fixed maturity investments that had appreciated significantly during the year. Realized investment losses in 2008 included $2.4 million representing our pro rata share of investment losses in a limited partnership investment that was solely invested in equity securities. We recognized no impairment charges in 2009, compared to impairment charges of $1.2 million in 2008. Our impairment charges for 2008 were the result of declines in the fair value of equity securities that we determined to be other than temporary. The remaining net realized investment gains and losses in both periods resulted from turnover within our investment portfolio.

Losses and Loss Expenses

Our insurance subsidiaries' loss ratio, which is the ratio of incurred losses and loss expenses to premiums earned, was 70.7% in 2009, compared to 64.7% in 2008. Our insurance subsidiaries' commercial lines loss ratio increased to 64.3% in 2009, compared to 56.6% in 2008. This increase primarily resulted from the workers' compensation loss ratio increasing to 75.1% in 2009, compared to 58.9% in 2008, and the commercial automobile loss ratio increasing to 56.4% in 2009, compared to 53.5% in 2008, as a result of increased claim severity and less favorable prior-accident-year loss reserve development. The personal lines loss ratio increased to 73.6% in 2009, compared to 69.1% in 2008, primarily as a result of an increase in the homeowners loss ratio to 78.3% in 2009, compared to 63.0% in 2008, as a result of an increase in weather-related claims and increased property claims from fires.

Underwriting Expenses

Our insurance subsidiaries' expense ratio, which is the ratio of policy acquisition and other underwriting expenses to premiums earned, was 31.3% in 2009, compared to 32.1% in 2008. The decrease in the 2009 expense ratio reflects decreased underwriting-based incentive compensation costs in 2009 compared to 2008 and expense savings initiatives that commenced in the fourth quarter of 2008.

Combined Ratio

Our insurance subsidiaries' combined ratio was 102.2% and 97.2% in 2009 and 2008, respectively. The combined ratio represents the sum of the loss ratio, expense ratio and dividend ratio, which is the ratio of workers' compensation policy dividends incurred to premiums earned.

Interest Expense

Our interest expense in 2009 was $1.7 million, compared to $1.8 million in 2008. The decrease in interest expense reflected the redemption of $15.5 million of subordinated debentures in August 2008 and a decrease in average interest rates on our subordinated debentures in 2009 compared to 2008, offset by interest expense related to a premium tax litigation settlement.

Income Taxes

Our income tax expense was $1.8 million in 2009, compared to $6.6 million in 2008, representing an effective tax rate of 8.9%, compared to 20.4% in 2008. The change in effective tax rates was primarily due to tax-exempt interest income representing a larger proportion of income before income tax expense in 2009 compared to 2008. We benefited from a 9.9% increase in tax-exempt interest income in 2009 compared to 2008.

Net Income and Earnings Per Share

Our net income in 2009 was $18.8 million, or $.76 per share of Class A common stock and $.68 per share of Class B common stock on a diluted basis, compared to our net income of $25.5 million, or $1.02 per share of Class A common stock and $.92 per share of Class B common stock on a diluted basis, in 2008. Our fully diluted Class A shares outstanding decreased slightly to 19.9 million at December 31, 2009, compared to 20.0 million at December 31, 2008, as a result of our repurchase of treasury stock. Our Class B shares outstanding did not change at 5.6 million.

Book Value Per Share and Return on Equity

Our stockholders' equity increased by $21.9 million in 2009, primarily as a result of favorable operating results and unrealized gains within our investment portfolio. Book value per share increased by 5.8% to $15.12 at December 31, 2009, compared to $14.29 a year earlier. Our return on average equity was 5.0% for 2009, compared to 7.1% for 2008.

Financial Condition

Liquidity and Capital Resources

Liquidity is a measure of an entity's ability to secure enough cash to meet its contractual obligations and operating needs as they arise. Our major sources of funds from operations are the net cash flows generated from our insurance subsidiaries' underwriting results, investment income and maturing investments.

We have historically generated sufficient net positive cash flow from our operations to fund our commitments and build our investment portfolio, thereby increasing future investment returns. The impact of the pooling agreement with Donegal Mutual historically has been cash flow positive because of the historical profitability of the underwriting pool. We settle the pool monthly, thereby resulting in cash flows substantially similar to cash flows that would result from the underwriting of direct business. We maintain a high degree of liquidity in our investment portfolio in the form of marketable fixed maturities, equity securities and short-term investments. We structure our fixed-maturity investment portfolio following a "laddering" approach so that projected cash flows from investment income and principal maturities are evenly distributed from a timing perspective. This laddering provides an additional measure of liquidity to meet our obligations and the obligations of our insurance subsidiaries should an unexpected variation occur in the future. Net cash flows provided by operating activities in 2010, 2009 and 2008, were $22.0 million, $34.1 million and $52.9 million, respectively.

In June 2010, we renewed our existing credit agreement with Manufacturers and Traders Trust Company ("M&T") relating to a $35.0 million unsecured, revolving line of credit that will expire in June 2013. We may request a one-year extension of the credit agreement as of each anniversary date of the agreement. In October 2010, we requested and received approval of an increase in the credit amount to $60.0 million. In December 2010, we borrowed $35.0 million in connection with our acquisition of Michigan. As of December 31, 2010, we had $35.0 million in outstanding borrowings and had the ability to borrow $25.0 million at interest rates equal to M&T's current prime rate or the then current LIBOR rate plus between 1.75% and 2.25%, depending on our leverage ratio. We pay a fee of 0.2% per annum on the loan commitment amount regardless of usage. The credit agreement requires our compliance with certain covenants, which include minimum levels of our net worth, leverage ratio and statutory surplus and the A.M. Best ratings of our insurance subsidiaries. We complied with all requirements of the credit agreement during the year ended December 31, 2010.

Michigan has an agreement with the Federal Home Loan Bank ("FHLB") of Indianapolis. Through its membership, Michigan has issued debt to the FHLB of Indianapolis in exchange for cash advances in the amount of $617,371 as of December 31, 2010. The interest rate on the advances is variable and was .50% at December 31, 2010. The advances are due in 2011.

The following table shows expected payments for our significant contractual obligations as of December 31, 2010:

(in thousands)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Net liability for unpaid losses and loss expenses of our insurance subsidiaries	$217,897	$101,217	$ 96,668	$8,787	$11,225
Subordinated debentures	20,465	—	—	—	20,465
Borrowings under line of credit	35,617	617	35,000	—	—
Payable for purchase of Michigan	7,207	7,207	—	—	—
Total contractual obligations	$281,186	$109,041	$131,668	$8,787	$31,690

We estimate the timing of the amounts for the net liability for unpaid losses and loss expenses of our insurance subsidiaries based on historical experience and expectations of future payment patterns. We have shown the liability net of reinsurance recoverable on unpaid losses and loss expenses to reflect expected future cash flows related to such liability. Assumed amounts from the underwriting pool with Donegal Mutual represent a substantial portion of our insurance subsidiaries' gross liability for unpaid losses and loss expenses, and ceded amounts to the underwriting pool represent a substantial portion of our insurance subsidiaries' reinsurance recoverable on unpaid losses and loss expenses. We will include future cash settlement of Atlantic States' assumed liability from the pool in our monthly settlements of pooled activity, wherein we net amounts ceded to and assumed from the pool. Although Donegal Mutual and Atlantic States do not anticipate any further changes in the pool participation levels in the foreseeable future, any such change would be prospective in nature and therefore would not impact the timing of expected payments for Atlantic States' proportionate liability for pooled losses occurring in periods prior to the effective date of such change.

We estimate the timing of the amounts for the subordinated debentures based on their contractual maturities. We may redeem the debentures at our option, at par, dates as discussed in Note 10 – Borrowings. Our subordinated debentures carry interest rates that vary as discussed in Note 10—Borrowings. Based upon the interest rates in effect as of December 31, 2010, our annual interest cost associated with our subordinated debentures is approximately $871,000. For every 1% change in the three-month LIBOR rate, the effect on our annual interest cost would be approximately $200,000.

We estimate the timing of the amounts for the borrowings under our line of credit based on their contractual maturities as discussed in Note 10 – Borrowings. Our borrowings under our line of credit carry interest rates that vary as discussed in Note 10 – Borrowings. Based upon the interest rates in effect as of December 31, 2010, our annual interest cost associated with our borrowings under our line of credit is approximately $791,000. For every 1% change in the interest rate associated with our borrowings under our line of credit, the effect on our annual interest cost would be approximately $356,000.

Cash dividends declared to stockholders totaled $11.5 million, $11.2 million and $10.4 million in 2010, 2009 and 2008, respectively. There are no regulatory restrictions on our payment of dividends to our stockholders, although there are state law restrictions on the payment of dividends from our insurance subsidiaries to us. Our insurance subsidiaries are required by law to maintain certain minimum surplus on a statutory basis and are subject to regulations under which payment of dividends from statutory surplus is restricted and may require prior approval of their domiciliary insurance regulatory authorities. Our insurance subsidiaries are subject to risk-based capital ("RBC") requirements. At December 31, 2010, each of our insurance subsidiaries had capital substantially above the RBC requirements. In 2011, amounts available for distribution as dividends to us from our insurance subidiaries without prior approval of their domiciliary insurance regulatory authorities are $19.2 million from Atlantic States, $2.6 million from Le Mars, $3.7 million from Michigan, $4.2 million from Peninsula, $0 from Sheboygan and $0 from Southern.

Investments

At December 31, 2010 and 2009, our investment portfolio of primarily investment-grade bonds, common stock, short-term investments and cash totaled $744.9 million and $679.8 million, respectively, representing 63.4% and 72.7%, respectively, of our total assets.

At December 31, 2010 and 2009, the carrying value of our fixed maturity investments represented 91.8% and 88.7% of our total invested assets, respectively.

Our fixed maturity investments consisted of high-quality marketable bonds, of which 99.0% were rated at investment-grade levels at December 31, 2010 and 2009. As we invested excess cash from operations and proceeds from maturities of fixed maturity investments during 2010, we decreased our holdings of tax-exempt fixed maturities to reduce the percentage of our total portfolio that is invested in municipal securities.

At December 31, 2010, the net unrealized gain on available-for-sale fixed maturity investments, net of deferred taxes, amounted to $1.7 million, compared to $9.2 million at December 31, 2009.

At December 31, 2010, the net unrealized gain on our equity securities, net of deferred taxes, amounted to $6.9 million, compared to $5.8 million at December 31, 2009.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to the impact of interest rate changes, changes in fair values of investments and to credit risk.

In the normal course of business, we employ established policies and procedures to manage our exposure to changes in interest rates, fluctuations in the fair market value of our debt and equity securities and credit risk. We seek to mitigate these risks by various actions described below.

Interest Rate Risk

Our exposure to market risk for a change in interest rates is concentrated in our investment portfolio. We monitor this exposure through periodic reviews of asset and liability positions. We regularly monitor estimates of cash flows and the impact of interest rate fluctuations relating to the investment portfolio. Generally, we do not hedge our exposure to interest rate risk because we have the capacity to, and do, hold fixed maturity investments to maturity.

Principal cash flows and related weighted-average interest rates by expected maturity dates for financial instruments sensitive to interest rates at December 31, 2010 are as follows:

(in thousands)	Principal Cash Flows	Weighted-Average Interest Rate
Fixed maturity and short-term investments:		
2011	$ 53,551	1.14%
2012	24,891	4.10
2013	27,004	4.02
2014	25,261	3.94
2015	42,080	4.08
Thereafter	523,954	4.42
Total	$696,741	
Fair value	$712,431	
Debt:		
2011	$ 617	0.50%
2013	35,000	2.25
Thereafter	20,465	4.35
Total	$ 56,082	
Fair value	$ 56,082	

Actual cash flows from investments may differ from those stated as a result of calls and prepayments.

Equity Price Risk

Our portfolio of equity securities, which we carry on our consolidated balance sheets at estimated fair value, has exposure to price risk, which is the risk of potential loss in estimated fair value resulting from an adverse change in prices. Our objective is to earn competitive relative returns by investing in a diverse portfolio of high-quality, liquid securities.

Credit Risk

Our objective is to earn competitive returns by investing in a diversified portfolio of securities. Our portfolio of fixed maturity securities and, to a lesser extent, short-term investments is subject to credit risk. We define this risk as the potential loss in fair value resulting from adverse changes in the borrower's ability to repay the debt. We manage this risk by performing an analysis of prospective investments and through regular reviews of our portfolio by our investment staff. We also limit the amount of our total investment portfolio that we invest in any one security.

Our insurance subsidiaries provide property and liability insurance coverages through independent insurance agencies located throughout their operating areas. Our insurance subsidiaries bill the majority of this business directly to the insured, although our insurance subsidiaries bill a portion of their commercial business through their agents, to whom they extend credit in the normal course of business.

Because the pooling agreement does not relieve Atlantic States of primary liability as the originating insurer, Atlantic States is subject to a concentration of credit risk arising from business ceded to Donegal Mutual. Our insurance subsidiaries maintain reinsurance agreements with Donegal Mutual and with a number of other major unaffiliated authorized reinsurers.

Through November 30, 2010, Michigan and West Bend were parties to quota-share reinsurance agreements whereby Michigan ceded 75% (80% prior to 2008) of its business to West Bend. Michigan and West Bend agreed to terminate the reinsurance agreement in effect as of November 30, 2010 on a run-off basis. West Bend's obligations related to all past reinsurance agreements with Michigan remain in effect for all policies effective prior to December 1, 2010. West Bend and Michigan entered into a trust agreement on December 1, 2010. Under the terms of the trust agreement, West Bend placed into trust, for the sole benefit of Michigan, assets with a fair value equal to the amount of unearned premiums and unpaid losses and loss expenses, reduced by any net premium balances not yet paid by Michigan, that West Bend had assumed pursuant to such reinsurance agreements as of November 30, 2010. The amount of assets required to be held in trust is adjustable monthly based upon the remaining net obligations of West Bend. West Bend may terminate the trust agreement on the earlier of December 1, 2020 or the date when the obligations of West Bend are equal to or less than $5.0 million. As of December 31, 2010, West Bend's net obligations under the reinsurance agreements were approximately $58.0 million, and the fair value of assets held in trust was approximately $64.0 million.

Impact of Inflation

Our insurance subsidiaries establish their property and casualty insurance premium rates before they know the amount of losses and loss settlement expenses, or the extent to which inflation may impact such expenses. Consequently, our insurance subsidiaries attempt, in establishing rates, to anticipate the potential impact of inflation.

Impact of New Accounting Standards

In June 2009, the Financial Accounting Standards Board ("FASB") issued Financial Accounting Standard ("FAS") 166, "Accounting for Transfers of Financial Assets, an Amendment of FASB Statement No. 140," codified in FASB Accounting Standards Codification ("ASC") subtopic 860-20. ASC subtopic 860-20 amends the derecognition guidance in FAS 140 and eliminates the concept of qualifying special-purpose entities. ASC subtopic 860-20 is effective for fiscal years and interim periods beginning after November 15, 2009. We adopted ASC subtopic 860-20 on January 1, 2010. The adoption did not impact our financial position or results of operations.

In June 2009, the FASB issued FAS 167, "Amendments to FASB Interpretation No. 46(R)," which amends the consolidation guidance applicable to variable interest entities ("VIEs") and is codified in ASC subtopic 810-10. An entity would consolidate a VIE, as the primary beneficiary, when the entity has both of the following characteristics: (a) the power to direct the activities of a VIE that most significantly impact the entity's economic performance and (b) the obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE. ASC subtopic 810-10 requires ongoing reassessment of whether an enterprise is the primary beneficiary of a VIE. ASC subtopic 810-10 amends interpretation 46(R) to eliminate the quantitative approach previously required for determining the primary beneficiary of a VIE. ASC subtopic 810-10 is effective for fiscal years and interim periods beginning after November 15, 2009. We adopted ASC subtopic 810-10 on January 1, 2010. The adoption did not impact our financial position or results of operations.

In January 2010, the FASB issued Accounting Standards Update ("ASU") 2010-06, "Improving Disclosures about Fair Value Measurements." ASU 2010-06 amends ASC subtopic 820-10 by requiring new, and clarifying existing, fair value disclosures. ASU 2010-06 is effective for the interim period ended March 31, 2010, except for certain new Level 3 roll forward disclosures, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. We have included herein the disclosures ASU 2010-06 requires for 2010, and we will include the Level 3 roll forward disclosures ASU 2010-06 requires for fiscal years and interim periods beginning after December 31, 2010.

In October 2010, the FASB issued updated guidance to address the diversity in practice for the accounting for costs associated with acquiring or renewing insurance contracts. This guidance modifies the definition of acquisition costs to specify that a cost must be directly related to the successful acquisition of a new or renewal insurance contract in order to be deferred. If application of this guidance would result in the capitalization of acquisition costs that a reporting entity had not previously capitalized, the entity may elect not to capitalize those costs. The updated guidance is effective for periods ending after December 15, 2011. We do not expect the adoption of this guidance to have a material impact on our financial position or results of operations.

Donegal Group Inc.

Consolidated Balance Sheets

December 31,	2010	2009
Assets		
Investments		
Fixed maturities		
Held to maturity, at amortized cost (fair value $67,808,721 and $77,005,740)	$ 64,766,429	$ 73,807,126
Available for sale, at fair value (amortized cost $601,302,986 and $503,745,585)	603,846,201	517,703,672
Equity securities, available for sale, at fair value (cost $2,503,565 and $3,804,064)	10,161,614	9,914,626
Investments in affiliates	8,991,577	9,309,347
Short-term investments, at cost, which approximates fair value	40,775,993	56,100,415
Total investments	728,541,814	666,835,186
Cash	16,342,212	12,923,898
Accrued investment income	7,365,171	6,202,710
Premiums receivable	96,467,949	61,187,021
Reinsurance receivable	173,836,746	84,670,009
Deferred policy acquisition costs	34,445,579	32,844,179
Deferred tax asset, net	11,988,169	5,086,949
Prepaid reinsurance premiums	89,365,771	56,040,728
Property and equipment, net	7,069,086	6,592,223
Accounts receivable – securities	428,983	588,292
Federal income taxes recoverable	948,325	663,047
Goodwill	5,493,316	922,040
Other intangible assets	958,010	—
Other	1,368,392	1,045,645
Total assets	$1,174,619,523	$935,601,927
Liabilities and Stockholders' Equity		
Liabilities		
Losses and loss expenses	$ 383,318,672	$263,598,844
Unearned premiums	297,272,161	241,821,419
Accrued expenses	21,287,406	10,578,695
Reinsurance balances payable	19,140,322	2,561,426
Borrowings under line of credit	35,617,371	—
Cash dividends declared to stockholders	2,870,955	2,798,378
Subordinated debentures	20,465,000	15,465,000
Accounts payable – securities	—	6,828,873
Payable for the purchase of Michigan	7,207,471	—
Due to affiliate	2,926,104	3,813,294
Drafts payable	1,304,779	884,993
Other	3,106,472	1,745,306
Total liabilities	794,516,713	550,096,228
Stockholders' Equity		
Preferred stock, $1.00 par value, authorized 2,000,000 shares; none issued	—	—
Class A common stock, $.01 par value, authorized 30,000,000 shares, issued 20,656,527 and 20,569,930 shares and outstanding 19,994,226 and 19,917,331 shares	206,566	205,700
Class B common stock, $.01 par value, authorized 10,000,000 shares, issued 5,649,240 shares and outstanding 5,576,775 shares	56,492	56,492
Additional paid-in capital	167,093,504	164,585,214
Accumulated other comprehensive income	8,561,086	15,007,044
Retained earnings	213,435,095	214,755,495
Treasury stock, at cost	(9,249,933)	(9,104,246)
Total stockholders' equity	380,102,810	385,505,699
Total liabilities and stockholders' equity	$1,174,619,523	$935,601,927

See accompanying notes to consolidated financial statements.

Donegal Group Inc.

Consolidated Statements of Income and Comprehensive Income

Year Ended December 31,	2010	2009	2008
Statements of Income			
Revenues			
Net premiums earned (includes affiliated reinsurance of $134,823,098, $128,747,699 and $130,067,404 – see footnote 3)	$378,030,129	$355,025,477	$346,575,266
Investment income, net of investment expenses	19,949,714	20,630,583	22,755,784
Installment payment fees	5,519,287	5,205,109	5,025,138
Lease income	922,937	921,583	926,690
Net realized investment gains (losses)	4,395,720	4,479,558	(2,970,716)
Total revenues	408,817,787	386,262,310	372,312,162
Expenses			
Net losses and loss expenses (includes affiliated reinsurance of $81,539,930, $68,712,989 and $85,598,098 – see footnote 3)	274,308,858	250,835,396	224,300,964
Amortization of deferred policy acquisition costs	66,354,000	60,292,000	58,250,000
Other underwriting expenses	54,564,500	50,843,464	53,108,436
Policyholder dividends	619,158	848,882	1,175,809
Interest	799,578	1,746,509	1,821,229
Other	2,327,544	1,019,370	1,563,680
Total expenses	398,973,638	365,585,621	340,220,118
Income before income tax (benefit) expense	9,844,149	20,676,689	32,092,044
Income tax (benefit) expense	(1,623,030)	1,846,611	6,550,066
Net income	$ 11,467,179	$ 18,830,078	$ 25,541,978
Basic earnings per common share:			
Class A common stock	$ .46	$ .76	$ 1.03
Class B common stock	$ .41	$ .68	$ .76
Diluted earnings per common share:			
Class A common stock	$ .46	$ .76	$ 1.02
Class B common stock	$ .41	$ .68	$ .92
Statements of Comprehensive Income			
Net income	$ 11,467,179	$ 18,830,078	$ 25,541,978
Other comprehensive (loss) income, net of tax			
Unrealized (losses) gains on securities:			
Unrealized holding (loss) gain arising during the period, net of income tax (benefit) of ($1,976,358), $8,680,941 and ($3,872,368)	(3,544,783)	16,249,716	(7,191,540)
Reclassification adjustment for (gains) losses included in net income, net of income tax (benefit) of $1,494,545, $1,523,050 and ($1,039,751)	(2,901,175)	(2,956,508)	1,930,965
Other comprehensive (loss) income	(6,445,958)	13,293,208	(5,260,575)
Comprehensive income	$ 5,021,221	$ 32,123,286	$ 20,281,403

See accompanying notes to consolidated financial statements.

Donegal Group Inc.

Consolidated Statements of Stockholders' Equity

	Common Stock				Additional	Accumulated Other			Total
	Class A Shares	Class B Shares	Class A Amount	Class B Amount	Paid-In Capital	Comprehensive Income	Retained Earnings	Treasury Stock	Stockholders' Equity
Balance, January 1, 2008	20,167,999	5,649,240	$201,680	$56,492	$156,850,666	$ 6,974,411	$193,806,855	$(5,199,913)	$352,690,191
Issuance of common stock (stock compensation plans)	326,765		3,268		3,853,328				3,856,596
Net income							25,541,978		25,541,978
Cash dividends							(10,417,517)		(10,417,517)
Grant of stock options					1,749,063		(1,749,063)		—
Tax benefit on exercise of stock options					683,881				683,881
Purchase of treasury stock								(3,510,689)	(3,510,689)
Other comprehensive loss						(5,260,575)			(5,260,575)
Balance, December 31, 2008	20,494,764	5,649,240	$204,948	$56,492	$163,136,938	$ 1,713,836	$207,182,253	$(8,710,602)	$363,583,865
Issuance of common stock (stock compensation plans)	75,166		752		1,385,285				1,386,037
Net income							18,830,078		18,830,078
Cash dividends							(11,193,845)		(11,193,845)
Grant of stock options					62,991		(62,991)		—
Purchase of treasury stock								(393,644)	(393,644)
Other comprehensive income						13,293,208			13,293,208
Balance, December 31, 2009	20,569,930	5,649,240	$205,700	$56,492	$164,585,214	$ 15,007,044	$214,755,495	$(9,104,246)	$385,505,699
Issuance of common stock (stock compensation plans)	86,597		866		1,198,556				1,199,422
Net income							11,467,179		11,467,179
Cash dividends							(11,477,845)		(11,477,845)
Grant of stock options					1,309,734		(1,309,734)		—
Purchase of treasury stock								(145,687)	(145,687)
Other comprehensive loss						(6,445,958)			(6,445,958)
Balance, December 31, 2010	20,656,527	5,649,240	$206,566	$56,492	$167,093,504	$ 8,561,086	$213,435,095	$(9,249,933)	$380,102,810

See accompanying notes to consolidated financial statements.

Donegal Group Inc.

Consolidated Statements of Cash Flows

Year Ended December 31,	2010	2009	2008
Cash Flows from Operating Activities:			
Net income	$11,467,179	$18,830,078	$25,541,978
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	3,143,767	2,552,186	2,401,345
Net realized investment (gains) losses	(4,395,720)	(4,479,558)	2,970,716
Equity loss (income)	268,341	(471,097)	(112,065)
Changes in Assets and Liabilities:			
Losses and loss expenses	14,904,770	23,789,568	9,952,760
Unearned premiums	21,762,781	12,807,490	22,477,395
Accrued expenses	718,956	(3,571,059)	966,958
Premiums receivable	(7,478,337)	(5,849,751)	(3,173,057)
Deferred policy acquisition costs	(1,601,400)	(3,302,898)	(3,306,209)
Deferred income taxes	(2,380,430)	(1,250,187)	(832,628)
Reinsurance receivable	(5,348,447)	(4,717,038)	204,249
Accrued investment income	(489,244)	452,796	(668,682)
Amounts due to/from affiliate	(887,190)	665,237	2,906,139
Reinsurance balances payable	(320,278)	994,610	(636,074)
Prepaid reinsurance premiums	(8,270,621)	(4,604,241)	(4,111,609)
Current income taxes	(368,145)	1,927,881	(2,618,163)
Other, net	1,278,821	323,491	898,872
Net adjustments	10,537,624	15,267,430	27,319,947
Net cash provided by operating activities	22,004,803	34,097,508	52,861,925
Cash Flows from Investing Activities:			
Purchase of fixed maturities			
Available for sale	(195,198,227)	(158,409,231)	(204,882,809)
Purchase of equity securities	(59,191,998)	(39,163,607)	(45,091,418)
Sale of fixed maturities			
Available for sale	72,092,788	62,668,210	28,971,515
Maturity of fixed maturities			
Held to maturity	8,649,275	25,617,925	53,830,674
Available for sale	80,116,222	48,363,915	69,699,141
Sale of equity securities	70,029,195	39,638,895	71,177,458
Payments to Sheboygan policyholders	—	(6,526,527)	(3,352,938)
Purchase of Michigan	(35,088,228)	—	—
Net (increase) decrease in investment in affiliates	—	(100,000)	464,000
Net purchase of property and equipment	(651,160)	(941,020)	(1,222,246)
Net sales (purchases) of short-term investments	16,052,089	15,852,054	(453,790)
Net cash used in investing activities	(43,190,044)	(12,999,386)	(30,860,413)
Cash Flows from Financing Activities:			
Issuance of common stock	1,199,422	1,386,037	3,856,596
Redemption of subordinated debentures	—	—	(15,464,000)
Cash dividends paid	(11,405,268)	(10,997,571)	(10,025,711)
Purchase of treasury stock	(145,687)	(393,644)	(3,510,689)
Borrowings under line of credit, net	34,955,088	—	—
Tax benefit on exercise of stock options	—	—	683,881
Net cash provided by (used in) financing activities	24,603,555	(10,005,178)	(24,459,923)
Net increase (decrease) in cash	3,418,314	11,092,944	(2,458,411)
Cash at beginning of year	12,923,898	1,830,954	4,289,365
Cash at end of year	$16,342,212	$12,923,898	$ 1,830,954

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1 — Summary of Significant Accounting Policies

Organization and Business

Donegal Mutual Insurance Company ("Donegal Mutual") organized us as an insurance holding company on August 26, 1986. Our insurance subsidiaries, Atlantic States Insurance Company ("Atlantic States"), Southern Insurance Company of Virginia ("Southern"), Le Mars Insurance Company ("Le Mars"), the Peninsula Insurance Group ("Peninsula"), which consists of Peninsula Indemnity Company and The Peninsula Insurance Company, Sheboygan Falls Insurance Company ("Sheboygan") and Michigan Insurance Company ("Michigan"), write personal and commercial lines of property and casualty coverages exclusively through a network of independent insurance agents in certain Mid-Atlantic, Midwest, New England and Southern states. We acquired Michigan on December 1, 2010, and we have included Michigan's results of operations in our consolidated results from that date. We acquired Sheboygan on December 1, 2008, and we have included Sheboygan's results of operations in our consolidated results from that date. We have three operating segments: our investment function, our personal lines of insurance and our commercial lines of insurance. The personal lines products of our insurance subsidiaries consist primarily of homeowners and private passenger automobile policies. The commercial lines products of our insurance subsidiaries consist primarily of commercial automobile, commercial multi-peril and workers' compensation policies. We also own 48.2% of the outstanding stock of Donegal Financial Services Corporation ("DFSC"), a thrift holding company that owns Province Bank FSB. Donegal Mutual owns the remaining 51.8% of the outstanding stock of DFSC.

At December 31, 2010, Donegal Mutual held approximately 42% of our outstanding Class A common stock and approximately 75% of our outstanding Class B common stock, which provide Donegal Mutual with 66% of the total voting power of our common stock. Our insurance subsidiaries and Donegal Mutual have interrelated operations. While each company maintains its separate corporate existence, our insurance subsidiaries and Donegal Mutual conduct business together as the Donegal Insurance Group. As such, Donegal Mutual and our insurance subsidiaries share the same business philosophy, the same management, the same employees and the same facilities and offer the same types of insurance products.

Atlantic States, our largest subsidiary, participates in a pooling agreement with Donegal Mutual. Under the pooling agreement, the two companies pool their insurance business, and each company receives an allocated percentage of the pooled business. From July 1, 2000 through February 29, 2008, Atlantic States had a 70% share of the results of the pool, and Donegal Mutual had a 30% share of the results of the pool. Effective March 1, 2008, Donegal Mutual and Atlantic States amended the pooling agreement to increase Atlantic States' share of the pooled business to 80%.

The risk profiles of the business Atlantic States and Donegal Mutual write have historically been, and continue to be, substantially similar. The same executive management and underwriting personnel administer products, classes of business underwritten, pricing practices and underwriting standards of Donegal Mutual and our insurance subsidiaries.

In addition, as the Donegal Insurance Group, Donegal Mutual and our insurance subsidiaries share a combined business plan to achieve market penetration and underwriting profitability objectives. The products our insurance subsidiaries and Donegal Mutual market are generally complementary, thereby allowing the Donegal Insurance Group to offer a broader range of products to a given market and to expand the Donegal Insurance Group's ability to service an entire personal lines or commercial lines account. Distinctions within the products of Donegal Mutual and our insurance subsidiaries generally relate to specific risk profiles targeted within similar classes of business, such as preferred tier versus standard tier products, but we do not allocate all of the standard risk gradients to one company. Therefore, the underwriting profitability of the business the individual companies write directly will vary. However, as the risk characteristics of all business Donegal Mutual and Atlantic States write directly are homogenized within the underwriting pool, Donegal Mutual and Atlantic States share the underwriting results in proportion to their respective participation in the pool. Pooled business represents the predominant percentage of the net underwriting activity of both Donegal Mutual and Atlantic States. See Note 3 – Transactions with Affiliates for more information regarding the pooling agreement.

In October 2009, Donegal Mutual consummated an affiliation with Southern Mutual Insurance Company ("Southern Mutual"), pursuant to which Donegal Mutual purchased a surplus note of Southern Mutual in the principal amount of $2.5 million, Donegal Mutual designees became a majority of the members of Southern Mutual's board of directors, and Donegal Mutual agreed to provide quota-share reinsurance to Southern Mutual for 100% of its business. Effective October 31, 2009, Donegal Mutual began to include business assumed from Southern Mutual in its pooling agreement with Atlantic States. Southern Mutual writes primarily personal lines of insurance in Georgia and South Carolina and had direct written premiums of approximately $12.8 million and $13.3 million in 2010 and 2009, respectively. Pursuant to applicable accounting standards, Southern Mutual is a variable interest entity, of which we are not the primary beneficiary.

In April 2010, DFSC and certain of its affiliates, including Donegal Mutual and us, and Union National Financial Corporation ("UNNF") executed an agreement pursuant to which DFSC and UNNF would merge, with DFSC as the surviving company in the merger. The merger is subject to a number of conditions, including the approval of various federal bank regulatory agencies. Under the agreement, Province Bank FSB and Union National Community Bank, which UNNF owns, would also merge. The combined bank would have total assets of approximately $600 million (unaudited) and would have 13 branch locations in Lancaster County, Pennsylvania. The companies expect to complete the mergers in the first quarter of 2011. Following the mergers, we expect to continue using the equity method of accounting for our investment in DFSC. Under the equity method, we record our investment at cost, with adjustments for our share of DFSC's earnings and losses as well as changes in DFSC's equity due to unrealized gains and losses.

In December 2010, we acquired Michigan, which had been a majority-owned subsidiary of West Bend Mutual Insurance Company ("West Bend"). Michigan writes various lines of property and casualty insurance and had direct written premiums of $105.4 million and net written premiums of $27.1 million for the year ended December 31, 2010. Effective on December 1, 2010, Michigan entered into a 50% quota-share agreement with third-party reinsurers and a 25% quota-share reinsurance agreement with Donegal Mutual to replace the 75% quota-share reinsurance agreement Michigan maintained with West Bend through November 30, 2010. The final purchase price for the acquisition was approximately $42.3 million in cash.

Basis of Consolidation

Our consolidated financial statements, which we have prepared in accordance with accounting principles generally accepted in the United States of America, include our accounts and those of our wholly owned subsidiaries. We have eliminated all significant inter-company accounts and transactions in consolidation. The terms "we," "us," "our" or the "Company" as used herein refer to the consolidated entity.

Use of Estimates

In preparing our consolidated financial statements, our management makes estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.

We make estimates and assumptions that can have a significant effect on amounts and disclosures we report in our consolidated financial statements. The most significant estimates relate to our insurance subsidiaries' reserves for property and casualty insurance unpaid losses and loss expenses, valuation of investments and determination of other-than-temporary impairment and our insurance subsidiaries' policy acquisition costs. While we believe our estimates and the estimates of our insurance subsidiaries are appropriate, the ultimate amounts may differ from the estimates provided. We regularly review our methods for making these estimates as well as the continuing appropriateness of the estimated amounts, and we reflect any adjustment we consider necessary in our current results of operations.

Reclassification

We have reclassified certain amounts in 2010 as reported in our Consolidated Statements of Income to conform to the current year presentation.

Investments

We classify our debt and equity securities into the following categories:

Held to Maturity—Debt securities that we have the positive intent and ability to hold to maturity; reported at amortized cost.

Available for Sale—Debt and equity securities not classified as held to maturity; reported at fair value, with unrealized gains and losses excluded from income and reported as a separate component of stockholders' equity (net of tax effects).

Short-term investments carried at amortized cost, which approximates fair value.

We make estimates concerning the valuation of our investments and the recognition of other-than-temporary declines in the value of our investments. For equity securities, we write down the investment to its fair value, and we reflect the amount of the write-down as a realized loss in our results of operations when we consider the decline in value of an individual investment to be other than temporary. We individually monitor all of our investments for other-than-temporary declines in value. Generally, we assume there has been an other-than-temporary decline in value if an individual equity security has depreciated in value by more than 20% of original cost and has been in such an unrealized loss position for more than six months. As of April 1, 2009, we adopted new accounting guidance related to the accounting for and presentation of impairment losses on debt securities. With respect to a debt security that is in an unrealized loss position, we first assess if we intend to sell the debt security. If we determine we intend to sell the debt security, we recognize the impairment loss in our results of operations. If we do not intend to sell the debt security, we determine whether it is more likely than not that we will be required to sell the security prior to recovery. If we determine it is more likely than not that we will be required to sell the debt security prior to recovery, we recognize an impairment loss in our results of operations. If we determine it is more likely than not that we will not be required to sell the debt security prior to recovery, we then evaluate whether a credit loss has occurred. We determine whether a credit loss has occurred by comparing the amortized cost of the debt security to the present value of the cash flows we expect to collect. If we expect a cash flow shortfall, we consider that a credit loss has occurred. If we determine that a credit loss has occurred, we consider the impairment to be other than temporary. We then recognize the amount of the impairment loss related to the credit loss in our results of operations, and we recognize the remaining portion of the impairment loss in our other comprehensive income, net of applicable taxes. In addition, we may write down securities in an unrealized loss position based on a number of other factors, including when the fair value of an investment is significantly below its cost, when the financial condition of the issuer of a security has deteriorated, the occurrence of industry, company or geographic events that have negatively impacted the value of a security and rating agency downgrades.

We amortize premiums and discounts on debt securities over the life of the security as an adjustment to yield using the effective interest method. We compute realized investment gains and losses using the specific identification method.

We amortize premiums and discounts for mortgage-backed debt securities using anticipated prepayments.

We account for investments in affiliates using the equity method of accounting. Under the equity method, we record our investment at cost, with adjustments for our share of the affiliate's earnings and losses as well as changes in the affiliate's equity due to unrealized gains and losses.

Fair Values of Financial Instruments

We use the following methods and assumptions in estimating our fair value disclosures:

Investments—We present our investments in available-for-sale fixed maturity and equity securities at estimated fair value. The estimated fair value of a security may differ from the amount that could be realized if we sold the security in a forced transaction. In addition, the valuation of fixed maturity investments is more subjective when markets are less liquid, increasing the potential that the estimated fair value does not reflect the price at which an actual transaction would occur. We utilize nationally recognized independent pricing services to estimate fair values for our fixed maturity and equity investments. We generally obtain one price per security. The pricing services utilize market quotations for fixed maturity and equity securities that have quoted prices in active markets. For fixed maturity securities that generally do not trade on a daily basis, the pricing services prepare estimates of fair value measurements using proprietary pricing applications, which include available relevant market information, benchmark yields, sector curves and matrix pricing. The pricing services do not use broker quotes in determining the fair values of our investments. We review the estimates of fair value the pricing services provide to determine if the estimates obtained are representative of fair values based upon our general knowledge of the market, our research findings related to unusual fluctuations in value and our comparison of such values to execution prices for similar securities. See Note 6 – Fair Value Measurements for more information regarding our methods and assumptions in estimating fair values.

Cash and Short-Term Investments—The carrying amounts reported in the balance sheet for these instruments approximate their fair values.

Premiums and Reinsurance Receivables and Payables—The carrying amounts reported in the balance sheet for these instruments related to premiums and paid losses and loss expenses approximate their fair values.

Subordinated Debentures—The carrying amounts reported in the balance sheet for these instruments approximate their fair values.

Revenue Recognition

Our insurance subsidiaries recognize insurance premiums as income over the terms of the policies they issue. Our insurance subsidiaries calculate unearned premiums on a daily pro-rata basis. We recorded an unearned premium liability for the fair value of the net unexpired portion of the insurance contracts we acquired in connection with our acquisition of Michigan. We will recognize this unearned premium liability as income over the terms of Michigan's policies.

Policy Acquisition Costs

We defer our insurance subsidiaries' policy acquisition costs, consisting primarily of commissions, premium taxes and certain other underwriting costs, reduced by ceding commissions, that vary with and relate directly to the production of business. We amortize these deferred policy acquisition costs over the period in which our insurance subsidiaries earn the premiums. The method we follow in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value, which gives effect to the premium to be earned, related investment income, losses and loss expenses and certain other costs we expect to incur as our insurance subsidiaries earn the premium. Estimates in the calculation of policy acquisition costs have not shown material variability because of uncertainties in applying accounting principles or as a result of sensitivities to changes in key assumptions.

Property and Equipment

We report property and equipment at depreciated cost that we compute using the straight-line method based upon estimated useful lives of the assets.

Losses and Loss Expenses

Liabilities for losses and loss expenses are estimates at a given point in time of the amounts an insurer expects to pay with respect to policyholder claims based on facts and circumstances then known. At the time of establishing its estimates, an insurer recognizes that its ultimate liability for losses and loss expenses will exceed or be less than such estimates. Our insurance subsidiaries base their estimates of liabilities for losses and loss expenses on assumptions as to future loss trends and expected claims severity, judicial theories of liability and other factors. However, during the loss adjustment period, our insurance subsidiaries may learn additional facts regarding certain claims, and consequently, it often becomes necessary for our insurance subsidiaries to refine and adjust their estimates of liability. We reflect any adjustments to our insurance subsidiaries' liabilities for losses and loss expenses in our operating results in the period in which our insurance subsidiaries record the changes in estimates.

Our insurance subsidiaries maintain liabilities for the payment of losses and loss expenses with respect to both reported and unreported claims. Our insurance subsidiaries establish these liabilities for the purpose of covering the ultimate costs of settling all losses, including investigation and litigation costs. Our insurance subsidiaries base the amount of their liability for reported losses primarily upon a case-by-case evaluation of the type of risk involved, knowledge of the circumstances surrounding each claim and the insurance policy provisions relating to the type of loss their policyholder incurred. Our insurance subsidiaries determine the amount of their liability for unreported claims and loss expenses on the basis of historical information by line of insurance. Our insurance subsidiaries account for inflation in the reserving function through analysis of costs and trends and reviews of historical reserving results. Our insurance subsidiaries closely monitor their liabilities and recompute them periodically using new information on reported claims and a variety of statistical techniques. Our insurance subsidiaries do not discount their liabilities for losses.

We recorded a liability for the fair value of the net loss and loss expense reserves we assumed in connection with our acquisition of Michigan. We incorporated various factors in determining the fair value of these reserve estimates, including the guarantee against any deficiency in excess of $1.0 million discussed in Note 4—Business Combinations.

Reserve estimates can change over time because of unexpected changes in assumptions related to our insurance subsidiaries' external environment and, to a lesser extent, assumptions as to our insurance subsidiaries' internal operations. For example, our insurance subsidiaries have experienced a decrease in claims frequency on workers' compensation claims during the past several years while claims severity has gradually increased. These trend changes give rise to greater uncertainty as to the pattern of future loss settlements on workers' compensation claims. Related uncertainties regarding future trends include the cost of medical technologies and procedures and changes in the utilization of medical procedures. Assumptions related to our insurance subsidiaries' external environment include the absence of significant changes in tort law and the legal environment that increase liability exposure, consistency in judicial interpretations of insurance coverage and policy provisions and the rate of loss cost inflation. Internal assumptions include consistency in the recording of premium and loss statistics, consistency in the recording of claims, payment and case reserving methodology, accurate measurement of the impact of rate changes and changes in policy provisions, consistency in the quality and characteristics of business written within a given line of business and consistency in reinsurance coverage and collectibility of reinsured losses, among other items. To the extent our insurance subsidiaries determine that underlying factors impacting their assumptions have changed, our insurance subsidiaries attempt to make appropriate adjustments for such changes in their reserves. Accordingly, our insurance subsidiaries' ultimate liability for unpaid losses and loss expenses will likely differ from the amount recorded.

Our insurance subsidiaries seek to enhance their underwriting results by carefully selecting the product lines they underwrite. Our insurance subsidiaries' personal lines products include standard and preferred risks in private passenger automobile and homeowners lines. Our insurance subsidiaries commercial lines products primarily include mercantile risks, business offices, wholesalers, service providers and artisan risks, avoiding industrial and manufacturing exposures. Our insurance subsidiaries have limited exposure to asbestos and other environmental liabilities. Our insurance subsidiaries write no medical malpractice or other professional liability risks.

Income Taxes

We currently file a consolidated federal income tax return.

We account for income taxes using the asset and liability method. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of our assets and liabilities at enacted tax rates expected to be in effect when we realize or settle such amounts.

Credit Risk

Our objective is to earn competitive returns by investing in a diversified portfolio of securities. Our portfolio of fixed maturity securities and, to a lesser extent, short-term investments is subject to credit risk. We define this risk as the potential loss in fair value resulting from adverse changes in the borrower's ability to repay the debt. We manage this risk by performing an analysis of prospective investments and through regular reviews of our portfolio by our investment staff. We also limit the amount of our total investment portfolio that we invest in any one security.

Our insurance subsidiaries provide property and liability insurance coverages through independent insurance agencies located throughout their operating areas. Our insurance subsidiaries bill the majority of this business directly to the insured, although our insurance subsidiaries bill a portion of their commercial business through their agents, to whom they extend credit in the normal course of business.

Our insurance subsidiaries have reinsurance agreements with Donegal Mutual and with a number of other major unaffiliated authorized reinsurers.

Reinsurance Accounting and Reporting

Our insurance subsidiaries rely upon reinsurance agreements to limit their maximum net loss from large single risks or risks in concentrated areas and to increase their capacity to write insurance. Reinsurance does not relieve our insurance subsidiaries from liability to their respective policyholders. To the extent that a reinsurer cannot pay losses for which it is liable under the terms of a reinsurance agreement, our insurance subsidiaries retain continued liability for such losses. However, in an effort to reduce the risk of non-payment, our insurance subsidiaries require all of their reinsurers to have an A.M. Best rating of A- or better or, with respect to foreign reinsurers, to have a financial condition that, in the opinion of management, is equivalent to a company with an A.M. Best rating of A- or better. See Note 11 – Reinsurance for more information regarding our reinsurance agreements.

Stock-Based Compensation

We measure all share-based payments to employees, including grants of stock options, using a fair-value-based method and record such expense in our results of operations. In determining the expense we record for stock options granted to directors and employees of our subsidiaries and affiliates other than Donegal Mutual, we estimate the fair value of each option award on the date of grant using the Black-Scholes option pricing model. The significant assumptions we utilize in applying the Black-Scholes option pricing model are the risk-free interest rate, expected term, dividend yield and expected volatility.

We did not realize any tax benefits upon the exercise of stock options in 2010 or 2009. We classified tax benefits realized upon the exercise of stock options of $683,881 for the year ended December 31, 2008 as financing activities in our consolidated statement of cash flows.

Earnings per Share

We calculate basic earnings per share by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

We have two classes of common stock, which we refer to as Class A common stock and Class B common stock. Our Class A common stock is entitled to cash dividends that are at least 10% higher than those declared and paid on our Class B common stock. Accordingly, we use the two-class method for the computation of earnings per common share. The two-class method is an earnings allocation formula that determines earnings per share separately for each class of common stock based on dividends declared and an allocation of remaining undistributed earnings using a participation percentage that reflects the dividend rights of each class.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price over the underlying fair value of acquired entities. When completing acquisitions, we seek to also identify separately identifiable intangible assets that we have acquired. We assess goodwill and intangible assets with an indefinite useful life for impairment annually. We also assess goodwill and other intangible assets for impairment upon the occurrence of certain events. In making our assessment, we consider a number of factors including operating results, business plans, economic projections, anticipated future cash flows and current market data. Inherent uncertainties exist with respect to these factors and to our judgment in applying them when we make our assessment. Impairment of goodwill and other intangible assets could result from changes in economic and operating conditions in future periods.

2 — Impact of New Accounting Standards

In June 2009, the Financial Accounting Standards Board ("FASB") issued Financial Accounting Standard ("FAS") 166, "Accounting for Transfers of Financial Assets, an Amendment of FASB Statement No. 140," codified in FASB Accounting Standards Codification ("ASC") subtopic 860-20. ASC subtopic 860-20 amends the derecognition guidance in FAS 140 and eliminates the concept of qualifying special-purpose entities. ASC subtopic 860-20 is effective for fiscal years and interim periods beginning after November 15, 2009. We adopted ASC subtopic 860-20 on January 1, 2010. Our adoption did not impact our financial position or results of operations.

In June 2009, the FASB issued FAS 167, "Amendments to FASB Interpretation No. 46(R)," which amends the consolidation guidance applicable to variable interest entities ("VIEs") and is codified in ASC subtopic 810-10. An entity would consolidate a VIE, as the primary beneficiary, when the entity has both of the following characteristics: (a) the power to direct the activities of a VIE that most significantly impact the entity's economic performance and (b) the obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE. ASC subtopic 810-10 requires ongoing reassessment of whether an enterprise is the primary beneficiary of a VIE. ASC subtopic 810-10 amends interpretation 46(R) to eliminate the quantitative approach previously required for determining the primary beneficiary of a VIE. ASC subtopic 810-10 is effective for fiscal years and interim periods beginning after November 15, 2009. We adopted ASC subtopic 810-10 on January 1, 2010. Our adoption did not impact our financial position or results of operations.

In January 2010, the FASB issued Accounting Standards Update ("ASU") 2010-06, "Improving Disclosures about Fair Value Measurements." ASU 2010-06 amends ASC subtopic 820-10 by requiring new, and clarifying existing, fair value disclosures. ASU 2010-06 is effective for the interim period ended March 31, 2010, except for certain new Level 3 roll forward disclosures, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. We have included herein the disclosures ASU 2010-06 requires for 2010, and we will include the Level 3 roll forward disclosures ASU 2010-06 requires for fiscal years and interim periods beginning after December 31, 2010.

In October 2010, the FASB issued updated guidance to address the diversity in practice for the accounting for costs associated with acquiring or renewing insurance contracts. This guidance modifies the definition of acquisition costs to specify that a cost must be directly related to the successful acquisition of a new or renewal insurance contract in order to be deferred. If application of this guidance would result in the capitalization of acquisition costs that a reporting entity had not previously capitalized, the entity may elect not to capitalize those costs. The updated guidance is effective for periods ending after December 15, 2011. We do not expect our adoption of this guidance to have a material impact on our financial position or results of operations.

3 — Transactions with Affiliates

Our insurance subsidiaries conduct business and have various agreements with Donegal Mutual that we describe below:

a. Reinsurance Pooling and Other Reinsurance Arrangements

Atlantic States, our largest subsidiary, and Donegal Mutual have a pooling agreement under which both companies contribute all of their direct written business to the pool and receive an allocated percentage of their combined underwriting results, excluding certain reinsurance Donegal Mutual assumes from our insurance subsidiaries. From July 1, 2000 through February 29, 2008, Atlantic States had a 70% share of the results of the pool, and Donegal Mutual had a 30% share of the results of the pool. Effective March 1, 2008, Donegal Mutual and Atlantic States amended the pooling agreement to increase Atlantic States's share of the pooled business to 80%. The intent of the pooling agreement is to produce more uniform and stable underwriting results from year to year for each pool participant than they would experience individually and to spread the risk of loss between the participants based on each participant's relative amount of surplus and relative access to capital. Each participant in the pool has at its disposal the capacity of the entire pool, rather than being limited to policy exposures of a size commensurate with its own capital and surplus.

The following amounts represent reinsurance Atlantic States ceded to the pool during 2010, 2009 and 2008:

	2010	2009	2008
Premiums earned	$105,376,068	$96,502,445	$93,336,444
Losses and loss expenses	$ 81,203,625	$68,248,082	$54,407,168
Prepaid reinsurance premiums	$ 57,783,435	$52,199,831	$48,448,624
Liability for losses and loss expenses	$ 65,028,781	$55,396,390	$45,777,168

The following amounts represent reinsurance Atlantic States assumed from the pool during 2010, 2009 and 2008:

	2010	2009	2008
Premiums earned	$238,308,846	$223,223,583	$220,641,805
Losses and loss expenses	$160,256,348	$138,058,878	$140,969,892
Unearned premiums	$125,322,884	$117,044,000	$110,064,380
Liability for losses and loss expenses	$134,580,026	$131,247,578	$121,366,321

Donegal Mutual and Southern have a quota-share reinsurance agreement whereby Southern assumes 100% of the premiums and losses related to personal lines products Donegal Mutual offers in Virginia through the use of its automated policy quoting and issuance system. Donegal Mutual and Le Mars have a quota-share reinsurance agreement whereby Le Mars assumes 100% of the premiums and losses related to certain products Donegal Mutual offers in certain Midwest states, which provide the availability of complementary products to Le Mars' commercial accounts. The following amounts represent reinsurance Southern and Le Mars assumed from Donegal Mutual pursuant to the quota-share reinsurance agreements during 2010, 2009 and 2008:

	2010	2009	2008
Premiums earned	$14,516,901	$12,856,983	$9,690,726
Losses and loss expenses	$12,600,094	$10,987,391	$7,612,090
Unearned premiums	$ 8,124,069	$ 6,998,285	$6,064,734
Liability for losses and loss expenses	$ 7,316,879	$ 4,868,486	$2,672,698

Donegal Mutual and Michigan have a quota-share reinsurance agreement whereby Donegal Mutual assumes 25% of the premiums and losses related to the business of Michigan. Donegal Mutual and Peninsula have a quota-share reinsurance agreement whereby Donegal Mutual assumes 100% of the premiums and losses related to the workers' compensation product line of Peninsula in certain states. The business Donegal Mutual assumes becomes part of the pooling agreement between Donegal Mutual and Atlantic States. The following amounts represent reinsurance ceded to Donegal Mutual pursuant to these quota-share reinsurance agreements during 2010, 2009 and 2008:

	2010	2009	2008
Premiums earned	$4,516,313	$2,515,075	$ 880,017
Losses and loss expenses	$3,463,112	$2,342,895	$ 697,929
Prepaid reinsurance premiums	$4,590,424	$1,855,076	$ 889,993
Liability for losses and loss expenses	$4,006,231	$1,980,626	$ 679,718

Atlantic States, Southern and Le Mars each have a catastrophe reinsurance agreement with Donegal Mutual that limits the maximum liability under any one catastrophic occurrence to $1,000,000, $750,000 and $500,000, respectively, with a combined limit of $1,800,000 for a catastrophe involving a combination of these subsidiaries. Donegal Mutual and Southern have an excess of loss reinsurance agreement in which Donegal Mutual assumes up to $350,000 ($300,000 in 2008) of losses in excess of $400,000 ($300,000 in 2008). In 2009, Donegal Mutual and Sheboygan had an excess of loss reinsurance agreement in which Donegal Mutual assumed up to $50,000 of losses in excess of $150,000. The following amounts represent reinsurance ceded to Donegal Mutual pursuant to these reinsurance agreements during 2010, 2009 and 2008:

	2010	2009	2008
Premiums earned	$8,110,268	$8,315,347	$5,508,666
Losses and loss expenses	$6,649,775	$9,742,303	$7,878,787
Liability for losses and loss expenses	$3,441,447	$3,268,129	$5,456,611

The following amounts represent the effect of affiliated reinsurance transactions on net premiums our insurance subsidiaries earned during 2010, 2009 and 2008:

	2010	2009	2008
Assumed	$252,825,747	$236,080,566	$230,332,531
Ceded	(118,002,649)	(107,332,867)	(99,725,127)
Net	$134,823,098	$128,747,699	$130,607,404

The following amounts represent the effect of affiliated reinsurance transactions on net losses and loss expenses our insurance subsidiaries incurred during 2010, 2009 and 2008:

	2010	2009	2008
Assumed	$172,856,442	$149,046,269	$148,581,982
Ceded	(91,316,512)	(80,333,280)	(62,983,884)
Net	$ 81,539,930	$ 68,712,989	$ 85,598,098

b. Expense Sharing

Donegal Mutual provides facilities, management and other services to us and our insurance subsidiaries. Donegal Mutual allocates certain related expenses to Atlantic States in relation to the relative participation of Atlantic States and Donegal Mutual in the pooling agreement. Our insurance subsidiaries other than Atlantic States reimburse Donegal Mutual for their personnel costs and bear their proportionate share of information services costs based on their percentage of the total written premiums of the Donegal Insurance Group. Charges for these services totalled $63,982,793, $60,175,789 and $56,819,869 for 2010, 2009 and 2008, respectively.

c. Lease Agreement

We lease office equipment and automobiles with terms ranging from 3 to 10 years to Donegal Mutual under a 10-year lease agreement dated January 1, 2010.

d. Legal Services

Donald H. Nikolaus, our President and one of our directors, is a partner in the law firm of Nikolaus & Hohenadel. Such firm has served as our general counsel since 1986, principally in connection with the defense of claims litigation arising in Lancaster, Dauphin and York counties of Pennsylvania. We pay such firm its customary fees for such services.

e. Province Bank

As of December 31, 2010 and 2009, we had $11,851,757 and $10,163,195, respectively, in checking accounts with Province Bank FSB, a wholly owned subsidiary of DFSC. We earned $1,575, $3,260 and $133,251 in interest on these accounts during 2010, 2009 and 2008, respectively

4 — Business Combinations

On December 1, 2010, we acquired all of the outstanding stock of Michigan. We accounted for this acquisition as a business combination.

We acquired Michigan from West Bend and its other stockholders for a price equal to 122% of Michigan's stockholders' equity as of November 30, 2010, or approximately $42.3 million in cash. We paid $35.1 million to Michigan's stockholders in December 2010 and recorded an additional amount payable as of December 31, 2010 of $7.2 million, which we paid pursuant to the terms of our acquisition agreement in the first quarter of 2011. The acquisition of Michigan enabled us to extend our insurance business to the state of Michigan. Michigan writes various lines of property and casualty insurance and had direct written premiums of $105.4 million and $106.6 million and net premiums earned of $26.9 million and $27.0 million for the years ended December 31, 2010 and 2009, respectively. Michigan's stockholders' equity and total assets as of December 31, 2009 were $32.0 million and $224.5 million, respectively. We recorded goodwill of approximately $4.6 million and other intangible assets of approximately

$958,000, none of which are deductible for federal income tax purposes. Pursuant to the terms of our acquisition agreement with West Bend, West Bend has guaranteed us against any deficiency in excess of $1.0 million in the loss and loss expenses of Michigan as of November 30, 2010. Conversely, we have agreed to return 50% of any redundancy in excess of $1.0 million. Any such deficiency or redundancy will be based on a final actuarial review of the development of such reserves to be conducted three years after November 30, 2010. Through December 1, 2010, Michigan and West Bend were parties to quota-share reinsurance agreements whereby Michigan ceded 75% (80% prior to 2008) of its business to West Bend. Michigan and West Bend agreed to terminate the reinsurance agreement in effect as of November 30, 2010 on a run-off basis. West Bend's obligations related to all past reinsurance agreements with Michigan remain in effect for all policies effective prior to December 1, 2010. West Bend and Michigan entered into a trust agreement on December 1, 2010. Under the terms of the trust agreement, for the sole benefit of Michigan, West Bend placed into trust assets with a fair value equal to the amount of unearned premiums and unpaid losses and loss adjustment expenses, reduced by any net premium balances not yet paid by Michigan, that West Bend had assumed pursuant to such reinsurance agreements as of November 30, 2010. The amount of assets required to be held in trust is adjustable monthly based upon the remaining net obligations of West Bend. West Bend may terminate the trust agreement on the earlier of December 1, 2020 or the date when the obligations of West Bend are equal to or less than $5.0 million. As of December 31, 2010, West Bend's net obligations under the reinsurance agreements were approximately $58.0 million, and the fair value of assets held in trust was approximately $64.0 million.

We recorded the assets that we acquired and the liabilities that we assumed at their estimated acquisition date fair value. The fair value adjustments we made are preliminary in nature and are subject to change as we obtain further data and complete our valuation analysis. The following is a summary of the estimated fair value of the net assets we acquired at the date of the Michigan acquisition based on purchase price allocations:

	(in thousands)
Assets acquired:	
Investments	$ 68,693
Premiums receivable	27,803
Prepaid reinsurance premiums	25,054
Reinsurance receivable	83,818
Goodwill	4,571
Other intangible assets	958
Other	3,004
Total assets acquired	213,901
Liabilities assumed:	
Losses and loss expenses	104,815
Unearned premiums	33,688
Reinsurance balances payable	16,899
Accrued expenses	9,990
Other	6,213
Total liabilities assumed	171,605
Net assets acquired	$ 42,296

We recorded goodwill of $4.6 million in connection with the Michigan acquisition. The goodwill consists largely of economies of scale we expect to realize from integrating the operations of Michigan into those of the Donegal Insurance Group and benefits we expect to derive from Michigan's relationships with its independent agents and policyholders.

We intend to operate Michigan as a subsidiary and continue to maintain its trade name for the foreseeable future. We have therefore established a trade name intangible asset in the amount of $958,000, which represents the estimated value of the future benefits we will derive from the continued use of the trade name. We will not amortize the trade name intangible asset because we have determined that the trade name intangible asset has an indefinite life. We will evaluate the trade name intangible asset for impairment annually or upon the occurrence of certain future events.

Our consolidated financial statements for the year ended December 31, 2010 include the operations of Michigan from December 1, 2010, the date we acquired it. Effective on December 1, 2010, Michigan entered into a 50% quota-share reinsurance agreement with third-party reinsurers and a 25% quota-share reinsurance agreement with Donegal Mutual to replace the 75% quota-share reinsurance agreement Michigan maintained with West Bend through November 30, 2010. Donegal Mutual includes the business it assumes from Michigan in its pooling agreement with Atlantic States. Our total revenues related to the operations of Michigan and Atlantic States' allocation with respect to Donegal Mutual's quota-share reinsurance agreement for the period December 1, 2010 through December 31, 2010 were approximately $2.4 million. Michigan's results of operations for the period December 1, 2010 through December 31, 2010 did not significantly impact our consolidated net income for 2010.

The following table presents our unaudited pro forma historical results for the years ended December 31, 2010 and 2009 as if we had acquired Michigan at January 1, 2009 and Michigan had entered into a 25% quota-share reinsurance agreement with Donegal Mutual as of that date:

	Year Ended December 31,	
	2010	2009
	(in thousands, except per share data)	
Total revenues	$458,231	$423,184
Income before income tax benefit	13,619	15,232
Income tax benefit	(741)	(146)
Net Income	14,360	15,378
Class A earnings per share - basic and diluted	0.58	0.62
Class B earnings per share - basic and diluted	0.52	0.55

Significant pro forma income statement adjustments for the year ended December 31, 2009 included a $3.8 million decrease in premiums earned related to the recognition of the pro forma fair value adjustment associated with the net unearned premium liability as of January 1, 2009. We have prepared the unaudited pro forma results above for comparative purposes only. These unaudited pro forma results are not necessarily indicative of the results of operations that actually would have resulted had the acquisition occurred at January 1, 2009, nor are the pro forma results necessarily indicative of future operating results.

During 2008, we acquired all of the outstanding stock of Sheboygan. We accounted for this acquisition as a business combination.

In December 2006, Donegal Mutual consummated an affiliation with Sheboygan. As part of the affiliation, Donegal Mutual entered into a management agreement with and purchased a $3.5 million surplus note issued by Sheboygan. During 2007, Sheboygan's board of directors adopted a plan of conversion to convert to a stock insurance company. Following policyholder and regulatory approval of the plan of conversion, we acquired all of the outstanding stock of Sheboygan as of December 1, 2008 for approximately $12.0 million in cash, including payment of the principal amount of the surplus note ($3.5 million) and accrued interest ($32,171) to Donegal Mutual. The payment also included a surplus contribution ($8.5 million) to Sheboygan to support future premium growth. We have included Sheboygan's results of operations in our consolidated results from December 1, 2008. At December 31, 2010 and 2009, Sheboygan had amounts due to policyholders pursuant to the plan of conversion of $334,019 and $316,927, respectively.

The acquisition of Sheboygan enabled us to extend our insurance business to Wisconsin. Sheboygan, organized under the laws of Wisconsin in 1899, operates as a property and casualty insurer in Wisconsin. Personal lines coverages represent a majority of Sheboygan's premiums written, with the balance coming from farmowners and mercantile and service businesses. Sheboygan's largest lines of business are homeowners, private passenger automobile liability and physical damage. We based the purchase price of Sheboygan upon an independent valuation of Sheboygan as of September 30, 2008.

5 — Investments

The amortized cost and estimated fair values of fixed maturities and equity securities at December 31, 2010 and 2009 are as follows:

2010				
Held to Maturity	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 1,000,000	$ 84,320	$ —	$ 1,084,320
Obligations of states and political subdivisions	59,852,427	2,893,921	—	62,746,348
Corporate securities	3,246,980	25,027	—	3,272,007
Residential mortgage-backed securities	667,022	39,042	18	706,046
Totals	$64,766,429	$3,042,310	$ 18	$67,808,721

2010				
Available for Sale	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 57,283,889	$ 484,282	$ 452,352	$ 57,315,819
Obligations of states and political subdivisions	388,091,036	6,838,193	5,300,094	389,629,135
Corporate securities	67,518,441	649,969	1,073,486	67,094,924
Residential mortgage-backed securities	88,409,620	1,850,670	453,967	89,806,323
Fixed maturities	601,302,986	9,823,114	7,279,899	603,846,201
Equity securities	2,503,565	7,693,231	35,182	10,161,614
Totals	$603,806,551	$17,516,345	$7,315,081	$614,007,815

2009				
Held to Maturity	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 2,000,000	$ 80,260	$ —	$ 2,080,260
Obligations of states and political subdivisions	61,736,351	3,011,092	24,034	64,723,409
Corporate securities	6,243,138	72,300	13,034	6,302,404
Residential mortgage-backed securities	3,827,637	72,059	29	3,899,667
Totals	$73,807,126	$3,235,711	$37,097	$77,005,740

2009				
Available for Sale	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 41,061,366	$ 154,076	$ 585,363	$ 40,630,079
Obligations of states and political subdivisions	346,798,545	12,587,395	1,019,462	358,366,478
Corporate securities	26,971,526	866,136	71,859	27,765,803
Residential mortgage-backed securities	88,914,148	2,356,647	329,483	90,941,312
Fixed maturities	503,745,585	15,964,254	2,006,167	517,703,672
Equity securities	3,804,064	6,338,360	227,798	9,914,626
Totals	$507,549,649	$22,302,614	$2,233,965	$527,618,298

The amortized cost and estimated fair value of fixed maturities at December 31, 2010, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
Held to maturity		
Due in one year or less	$ 2,997,301	$ 3,022,079
Due after one year through five years	13,810,698	14,522,647
Due after five years through ten years	45,524,127	47,723,927
Due after ten years	1,767,281	1,834,021
Residential mortgage-backed securities	667,022	706,047
Total held to maturity	$ 64,766,429	$ 67,808,721
Available for sale		
Due in one year or less	$ 9,898,080	$ 9,970,843
Due after one year through five years	105,006,683	106,936,765
Due after five years through ten years	154,749,181	155,998,372
Due after ten years	243,239,422	241,133,898
Residential mortgage-backed securities	88,409,620	89,806,323
Total available for sale	$601,302,986	$603,846,201

The amortized cost of fixed maturities on deposit with various regulatory authorities at December 31, 2010 and 2009 amounted to $10,181,518 and $9,761,979, respectively.

Investments in affiliates consisted of the following at December 31, 2010 and 2009:

	2010	2009
DFSC	$8,526,577	$8,844,347
Other	465,000	465,000
Total	$8,991,577	$9,309,347

We made an additional equity investment in DFSC in the amount of $100,000 during 2009. Other income and expenses in our consolidated statements of income include (expenses) income of ($268,341), $471,097 and $112,065 for 2010, 2009 and 2008, respectively, representing our share of DFSC's income or loss. In addition, other comprehensive (loss) income in our statements of comprehensive income includes net unrealized (losses) gains of ($32,129), $93,647 and $193,241 for 2010, 2009 and 2008, respectively, representing our share of DFSC's unrealized investment gains or losses.

Other investment in affiliates represents our investment in statutory trusts that hold our subordinated debentures that we discuss in Note 10 – Borrowings.

We derive net investment income, consisting primarily of interest and dividends, from the following sources:

	2010	2009	2008
Fixed maturities	$23,995,220	$24,458,118	$23,379,999
Equity securities	42,869	69,287	552,575
Short-term investments	91,665	199,735	1,079,325
Other	46,095	47,514	36,008
Investment income	24,175,849	24,774,654	25,047,907
Investment expenses	(4,226,135)	(4,144,071)	(2,292,123)
Net investment income	$19,949,714	$20,630,583	$22,755,784

Gross realized gains and losses from investments and the change in the difference between fair value and cost of investments, before applicable income taxes, are as follows:

	2010	2009	2008
Gross realized gains:			
Fixed maturities	$ 4,136,455	$ 2,654,648	$ 1,641,249
Equity securities	1,791,585	2,179,331	2,397,716
	5,928,040	4,833,979	4,038,965
Gross realized losses:			
Fixed maturities	533,918	102,143	311,900
Equity securities	998,402	252,278	6,697,781
	1,532,320	354,421	7,009,681
Net realized gains (losses)	$ 4,395,720	$ 4,479,558	$ (2,970,716)
Change in difference between fair value and cost of investments:			
Fixed maturities	$(11,571,194)	$18,779,926	$ (7,235,434)
Equity securities	1,547,487	3,154,823	(3,440,944)
Totals	$(10,023,707)	$21,934,749	$(10,676,378)

We held fixed maturities and equity securities with unrealized losses representing declines that we considered temporary at December 31, 2010 as follows:

	Less than 12 months		12 months or longer	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 23,901,400	$ 452,352	$ —	$ —
Obligations of states and political subdivisions	171,609,617	5,208,910	1,406,325	91,184
Corporate securities	44,101,089	1,061,972	490,970	11,514
Residential mortgage-backed securities	35,930,054	453,967	750	18
Equity securities	313,888	35,182	—	—
Totals	$275,856,048	$7,212,383	$1,898,045	$102,716

We held fixed maturities and equity securities with unrealized losses representing declines that we considered temporary at December 31, 2009 as follows:

	Less than 12 months		12 months or longer	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$26,703,601	$ 585,364	$ —	$ —
Obligations of states and political subdivisions	17,971,018	256,527	29,582,488	786,970
Corporate securities	1,284,405	23,525	666,941	61,366
Residential mortgage-backed securities	23,514,855	328,969	477,421	543
Equity securities	2,139,457	227,798	—	—
Totals	$71,613,336	$1,422,183	$30,726,850	$848,879

We make estimates concerning the valuation of our investments and the recognition of other-than-temporary declines in the value of our investments. For equity securities, we write down the investment to its fair value, and we reflect the amount of the write-down as a realized loss in our results of operations when we consider the decline in value of an individual investment to be other than temporary. We individually monitor all investments for other-than-temporary declines in value. Generally, we assume there has been an other-than-temporary decline in value if an individual equity security has depreciated in value by more than 20% of original cost and has been in such an unrealized loss position for more than six months. We held five equity securities that were in an unrealized loss position at December 31, 2010. Based upon our analysis of general market conditions and underlying factors impacting these equity securities, we considered these declines in value to be temporary. With respect to a debt security that is in an unrealized loss position, we first assess if we intend to sell the debt security. If we determine we intend to sell the debt security, we recognize the impairment loss in our results of operations. If we do not intend to sell the debt security, we determine whether it is more likely than not that we will be required to sell the debt security prior to recovery. If we determine it is more likely than not that we will be required to sell the debt security prior to recovery, we recognize an impairment loss in our results of operations. If we determine it is more likely than not that we will not be required to sell the debt security prior to recovery, we then evaluate whether a credit loss has occurred. We determine whether a credit loss has occurred by comparing the amortized cost of the debt security to the present value of the cash flows we expect to collect. If we expect a cash flow shortfall, we consider that a credit loss has occurred. If we determine that a credit loss has occurred, we consider the impairment to be other than temporary. We then recognize the amount of the impairment loss related to the credit loss in our results of operations, and we recognize the remaining portion of the impairment loss in our other comprehensive income, net of applicable taxes. In addition, we may write down securities in an unrealized loss position based on a number of other factors, including when the fair value of an investment is significantly below its cost, when the financial condition of the issuer of a security has deteriorated, the occurrence of industry, company or geographic events that have negatively impacted the value of a security and rating agency downgrades. We held 302 debt securities that were in an unrealized loss position at December 31, 2010. Based upon our analysis of general market conditions and underlying factors impacting these debt securities, we considered these declines in value to be temporary.

We did not recognize any impairment losses in 2010 or 2009. We included losses of $1.2 million in net realized investment gains (losses) in 2008 for certain equity investments trading below cost on an other-than-temporary basis.

We had no sales or transfers from the held to maturity portfolio in 2010, 2009 or 2008.

We have no derivative instruments or hedging activities.

6 — Fair Value Measurements

We account for financial assets using a framework that establishes a hierarchy that ranks the quality and reliability of inputs, or assumptions, used in the determination of fair value, and we classify financial assets and liabilities carried at fair value in one of the following three categories:

Level 1 – quoted prices in active markets for identical assets and liabilities;

Level 2 – directly or indirectly observable inputs other than Level 1 quoted prices; and

Level 3 – unobservable inputs not corroborated by market data.

For investments that have quoted market prices in active markets, we use the quoted market price as fair value and include these investments in Level 1 of the fair value hierarchy. We classify publicly traded equity securities as Level 1. When quoted market prices in active markets are not available, we base fair values on quoted market prices of comparable instruments or broker quotes we obtain from independent pricing services through a bank trustee. We classify our fixed maturity investments as Level 2. Our fixed maturity investments consist of U.S. Treasury securities and obligations of U.S. government corporations and agencies, obligations of states and political subdivisions, corporate securities and residential mortgage-backed securities.

We reclassified one equity security to Level 3 during 2009. We utilized a fair value model that incorporated significant other unobservable inputs, such as estimated volatility, to estimate the equity security's fair value. We are restricted from selling certain shares we obtained in the initial public offering for a period of 18 to 24 months, and the fair value we determined as of December 31, 2010 reflects this selling restriction. We recorded an unrealized gain of $1.3 million and $3.4 million related to this security in other comprehensive income for the years ended December 31, 2010 and 2009, respectively.

We present our investments in available-for-sale fixed maturity and equity securities at estimated fair value. The estimated fair value of a security may differ from the amount that could be realized if we sold the security in a forced transaction. In addition, the valuation of fixed maturity investments is more subjective when markets are less liquid, increasing the potential that the estimated fair value does not reflect the price at which an actual transaction would occur. We utilize nationally recognized independent pricing services to estimate fair values for substantially all of our fixed maturity and equity investments. We generally obtain one price per security. The pricing services utilize market quotations for fixed maturity and equity securities that have quoted prices in active markets. For fixed maturity securities that generally do not trade on a daily basis, the pricing services prepare estimates of fair value measurements using proprietary pricing applications, which include available relevant market information, benchmark yields, sector curves and matrix pricing. The pricing services do not use broker quotes in determining the fair values of our investments. We review the estimates of fair value the pricing services provide to determine if the estimates obtained are representative of fair values based upon our general knowledge of the market, our research findings related to unusual fluctuations in value and our comparison of such values to execution prices for similar securities. As of December 31, 2010 and 2009, we received one estimate per security from one of the pricing services, and we priced all but an insignificant amount of our Level 1 and Level 2 investments using those prices. In our review of the estimates provided by the pricing services as of December 31, 2010 and 2009, we did not identify any discrepancies, and we did not make any adjustments to the estimates the pricing services provided.

We present our cash and short-term investments at estimated fair value. The carrying values in the balance sheet for premiums receivable and reinsurance receivables and payables for premiums and paid losses and loss expenses approximate their fair values. The carrying amounts reported in the balance sheet for our subordinated debentures approximate their fair values.

We evaluate our assets and liabilities on a regular basis to determine the appropriate level at which to classify them for each reporting period.

The following table presents our fair value measurements for our investments in available-for-sale fixed maturity and equity securities as of December 31, 2010:

	Fair Value Measurements Using			
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 57,315,820	$ —	$ 57,315,820	$ —
Obligations of states and political subdivisions	389,629,135	—	389,629,135	—
Corporate securities	67,094,923	—	67,094,923	—
Residential mortgage-backed securities	89,806,323	—	89,806,323	—
Equity securities	10,161,614	1,152,250	1,436,476	7,572,888
Totals	$614,007,815	$1,152,250	$605,282,677	$7,572,888

The following table presents our fair value measurements for our investments in available-for-sale fixed maturity and equity securities as of December 31, 2009:

	Fair Value Measurements Using			
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 40,630,079	$ —	$ 40,630,079	$ —
Obligations of states and political subdivisions	358,366,478	—	358,366,478	—
Corporate securities	27,765,803	—	27,765,803	—
Residential mortgage-backed securities	90,941,312	—	90,941,312	—
Equity securities	9,914,626	2,426,567	1,256,405	6,231,654
Totals	$527,618,298	$2,426,567	$518,960,077	$6,231,654

The following table presents a roll forward of the significant unobservable inputs for our Level 3 equity securities for 2010 and 2009:

	2010	2009
Balance, January 1	$6,231,654	$ —
Reclassification to Level 3	—	4,958,531
Sales of securities	—	(1,293,600)
Change in net unrealized gains	1,341,234	2,566,723
Balance, December 31	$7,572,888	$6,231,654

7 — Deferred Policy Acquisition Costs

Changes in our insurance subsidiaries' deferred policy acquisition costs are as follows:

	2010	2009	2008
Balance, January 1	$32,844,179	$29,541,281	$26,235,072
Acquisition costs deferred	67,955,400	63,594,898	61,556,209
Amortization charged to earnings	(66,354,000)	(60,292,000)	(58,250,000)
Balance, December 31	$34,445,579	$32,844,179	$29,541,281

8 — Property and Equipment

Property and equipment at December 31, 2010 and 2009 consisted of the following:

	2010	2009	Estimated Useful Life
Office equipment	$8,324,930	$8,177,197	5-15 years
Automobiles	1,966,152	1,591,133	3 years
Real estate	5,016,722	5,016,722	15-50 years
Software	2,518,826	1,631,763	5 years
	17,826,630	16,416,815	
Accumulated depreciation	(10,757,544)	(9,824,592)	
	$7,069,086	$6,592,223	

Depreciation expense for 2010, 2009 and 2008 amounted to $1.2 million, $1.0 million and $1.0 million respectively.

9 — Liability for Losses and Loss Expenses

The establishment of an appropriate liability for losses and loss expenses is an inherently uncertain process, and we can provide no assurance that our insurance subsidiaries' ultimate liability will not exceed their loss and loss expense reserves and have an adverse effect on our results of operations and financial condition. Furthermore, we cannot predict the timing, frequency and extent of adjustments to our insurance subsidiaries' estimated future liabilities, since the historical conditions and events that serve as a basis for our insurance subsidiaries' estimates of ultimate claim costs may change. As is the case for substantially all property and casualty insurance companies, our insurance subsidiaries have found it necessary in the past to increase their estimated future liabilities for losses and loss expenses in certain periods, and in other periods their estimates have exceeded their actual liabilities. Changes in our insurance subsidiaries' estimate of their liability for losses and loss expenses generally reflect actual payments and their evaluation of information received since the prior reporting date.

We summarize activity in our insurance subsidiaries' liability for losses and loss expenses as follows:

	2010	2009	2008
Balance at January 1	$263,598,844	$239,809,276	$226,432,402
Less reinsurance recoverable	(83,336,726)	(78,502,518)	(76,280,437)
Net balance at January 1	180,262,118	161,306,758	150,151,965
Acquisition of Sheboygan	—	—	2,173,374
Acquisition of Michigan	26,960,063	—	—
Incurred related to:			
Current year	277,193,930	241,012,436	221,617,127
Prior years	(2,885,072)	9,822,960	2,683,837
Total incurred	274,308,858	250,835,396	224,300,964
Paid related to:			
Current year	179,069,304	152,292,967	143,369,098
Prior years	84,565,436	79,587,069	71,950,447
Total paid	263,634,740	231,880,036	215,319,545
Net balance at December 31	217,896,299	180,262,118	161,306,758
Plus reinsurance recoverable	165,422,373	83,336,726	78,502,518
Balance at December 31	$383,318,672	$263,598,844	$239,809,276

We presented the liability for losses and loss expenses that we assumed in connection with our acquisition of Michigan net of reinsurance recoverable of $77.9 million. Our insurance subsidiaries recognized a (decrease) increase in their liability for losses and loss expenses of prior years of ($2.9) million, $9.8 million and $2.7 million in 2010, 2009 and 2008, respectively. Our insurance subsidiaries made no significant changes in their reserving philosophy, key reserving assumptions or claims management personnel, and have made no significant offsetting changes in estimates that increased or decreased their loss and loss expense reserves in these years. The majority of the 2010 development related to decreases in the liability for losses and loss expenses of prior years for Atlantic States and Peninsula. The 2010 development represented 1.6% of the December 31, 2009 net carried reserves and resulted primarily from lower-than-expected severity in the private passenger automobile liability and homeowners lines of business in accident years prior to 2009. The 2009 development represented 6.0% of the December 31, 2008 net carried reserves and resulted primarily from higher-than-expected severity in the private passenger automobile liability, homeowners and workers' compensation lines of business in accident year 2008. The 2008 development represented 1.2% of the December 31, 2007 net carried reserves and resulted primarily from higher-than-expected severity in the private passenger automobile liability line of business in accident year 2007.

10 — Borrowings

Line of Credit

In June 2010, we renewed our existing credit agreement with Manufacturers and Traders Trust Company ("M&T") relating to a $35.0 million unsecured, revolving line of credit that will expire in June 2013. We may request a one-year extension of the credit agreement as of each anniversary date of the agreement. In October 2010, we requested and received approval of an increase in the credit amount to $60.0 million. In December 2010, we borrowed $35.0 million in connection with our acquisition of Michigan. As of December 31, 2010, we had $35.0 million in outstanding borrowings and had the ability to borrow $25.0 million at interest rates equal to M&T's current prime rate or the then current LIBOR rate plus between 1.75% and 2.25%, depending on our leverage ratio. We pay a fee of 0.2% per annum on the loan commitment amount regardless of usage. The credit agreement requires our compliance with certain covenants, which include minimum levels of our net worth, leverage ratio and statutory surplus and the A.M. Best ratings of our insurance subsidiaries. We complied with all requirements of the credit agreement during the year ended December 31, 2010.

Michigan has an agreement with the Federal Home Loan Bank ("FHLB") of Indianapolis. Through its membership, Michigan has issued debt to the FHLB of Indianapolis in exchange for cash advances in the amount of $617,371 as of December 31, 2010. The interest rate on the advances is variable and was .50% at December 31, 2010. The advances are due in 2011. The table below presents the amount of FHLB of Indianapolis stock purchased, collateral pledged and assets related to Michigan's agreement at December 31, 2010.

FHLB stock purchased and owned as part of the agreement	$ 125,000
Collateral pledged, at par (carrying value $3,139,987)	3,450,000
Borrowing capacity currently available	2,962,700

Subordinated Debentures

On May 15, 2003, we received $15.0 million in net proceeds from the issuance of subordinated debentures. We redeemed these debentures on August 15, 2008.

On October 29, 2003, we received $10.0 million in net proceeds from the issuance of subordinated debentures. The debentures mature on October 29, 2033 and are callable at our option, at par. The debentures carry an interest rate equal to the three-month LIBOR rate plus 4.10%, which is adjustable quarterly. At December 31, 2010, the interest rate on these debentures was 4.14% and was next subject to adjustment on January 29, 2011. As of December 31, 2010 and 2009, our consolidated balance sheets included an investment in a statutory trust of $310,000 and subordinated debentures of $10.3 million related to this transaction.

On May 24, 2004, we received $5.0 million in net proceeds from the issuance of subordinated debentures. The debentures mature on May 24, 2034 and are callable at our option, at par. The debentures carry an interest rate equal to the three-month LIBOR rate plus 3.85%, which is adjustable quarterly. At December 31, 2010, the interest rate on these debentures was 4.13% and was next subject to adjustment on February 24, 2011. As of December 31, 2010 and 2009, our consolidated balance sheets included an investment in a statutory trust of $155,000 and subordinated debentures of $5.2 million related to this transaction.

In January 2002, West Bend purchased a surplus note from Michigan for $5.0 million to increase Michigan's statutory surplus. On December 1, 2010, Donegal Mutual purchased the surplus note from West Bend at face value. The surplus note carries an interest rate of 5.00%, and any repayment of principal requires prior insurance regulatory approval.

11 — Reinsurance

Unaffiliated Reinsurers

Our insurance subsidiaries and Donegal Mutual purchase certain third-party reinsurance on a combined basis. Le Mars, Michigan, Peninsula and Sheboygan also have separate third-party reinsurance programs that provide certain coverage that is commensurate with their relative size and exposures. Our insurance subsidiaries use several different reinsurers, all of which, consistent with the requirements of our insurance subsidiaries and Donegal Mutual, have an A.M. Best rating of A- (Excellent) or better or, with respect to foreign reinsurers, have a financial condition that, in the opinion of our management, is equivalent to a company with at least an A- rating from A.M. Best. The external reinsurance our insurance subsidiaries and Donegal Mutual purchase includes "excess of loss reinsurance," under which their losses are automatically reinsured, through a series of contracts, over a set retention (generally $750,000), and "catastrophic reinsurance," under which they recover, through a series of contracts, 100% of an accumulation of many losses resulting from a single event, including natural disasters, over a set retention (generally $3.0 million). Our insurance subsidiaries' principal third party reinsurance agreement in 2010 was a multi-line per risk excess of loss treaty that provided 100% coverage up to $1.0 million for both property and liability losses over the set retention. For property insurance, our insurance subsidiaries also had excess of loss treaties that provided for additional coverage over the multi-line treaty up to $2.5 million per loss. For liability insurance, our insurance subsidiaries had excess of loss treaties that provided for additional coverage over the multi-line treaty up to $40.0 million per occurrence. For workers' compensation insurance, our insurance subsidiaries had excess of loss treaties that provided for additional coverage over the multi-line treaty up to $10.0 million on any one life. Our insurance subsidiaries and Donegal Mutual had property catastrophe coverage through a series of layered treaties up to aggregate losses of $100.0 million for any single event. As many as ten reinsurers provided coverage on any one treaty with no reinsurer taking more than 27.0% of any one treaty. The amount of coverage provided under each of these types of reinsurance depends upon the amount, nature, size and location of the risks being reinsured. Donegal Mutual and our insurance subsidiaries also purchased facultative reinsurance to cover exposures from losses that exceeded the limits provided by our respective treaty reinsurance.

Through December 1, 2010, Michigan and West Bend were parties to quota-share reinsurance agreements whereby Michigan ceded 75% (80% prior to 2008) of its business to West Bend. Michigan and West Bend agreed to terminate the reinsurance agreement in effect as of November 30, 2010 on a run-off basis. West Bend's obligations related to all past reinsurance agreements with Michigan remain in effect for all policies effective prior to December 1, 2010 as we discuss in Note 4—Business Combinations.

The following amounts represent ceded reinsurance transactions with unaffiliated reinsurers during 2010, 2009 and 2008.

	2010	2009	2008
Premiums written	$24,357,938	$19,758,224	$19,458,572
Premiums earned	$26,551,687	$19,870,265	$19,348,674
Losses and loss expenses	$19,764,441	$ 6,796,388	$11,129,036
Prepaid reinsurance premiums	$26,991,912	$ 1,985,821	$ 2,097,870
Liability for losses and loss expenses	$92,945,915	$22,692,993	$27,258,815

Total Reinsurance

The following amounts represent our total ceded reinsurance transactions with both affiliated and unaffiliated reinsurers during 2010, 2009 and 2008:

	2010	2009	2008
Premiums earned	$144,554,336	$127,203,132	$119,073,801
Losses and loss expenses	$111,080,953	$ 87,129,668	$ 74,112,920
Prepaid reinsurance premiums	$ 89,365,771	$ 56,040,728	$ 51,436,487
Liability for losses and loss expenses	$165,442,373	$ 83,336,726	$ 78,502,518

The following amounts represent the effect of reinsurance on premiums written for 2010, 2009 and 2008:

	2010	2009	2008
Direct	$279,627,255	$250,989,795	$241,371,353
Assumed	262,574,572	244,046,312	246,755,110
Ceded	(150,679,539)	(131,807,381)	(123,185,408)
Net premiums written	$391,522,288	$363,228,726	$364,941,055

The following amounts represent the effect of reinsurance on premiums earned for 2010, 2009 and 2008:

	2010	2009	2008
Direct	$269,394,549	$246,074,766	$235,212,229
Assumed	253,189,916	236,153,843	230,436,838
Ceded	(144,554,336)	(127,203,132)	(119,073,801)
Net premiums earned	$378,030,129	$355,025,477	$346,575,266

12 — Income Taxes

Our provision for income tax consists of the following:

	2010	2009	2008
Current	$ 757,400	$3,096,798	$7,382,694
Deferred	(2,380,430)	(1,250,187)	(832,628)
Federal tax (benefit) provision	$(1,623,030)	$1,846,611	$6,550,066

Our effective tax rate is different from the amount computed at the statutory federal rate of 35% for 2010, 2009 and 2008. The reasons for such difference and the related tax effects are as follows:

	2010	2009	2008
Income before income taxes	$ 9,844,149	$20,676,689	$32,092,044
Computed "expected" taxes	3,445,452	7,236,841	11,232,215
Tax-exempt interest	(6,183,795)	(6,237,961)	(5,668,566)
Dividends received deduction	(996)	(17,574)	(62,470)
Other, net	1,116,309	865,305	1,048,887
Federal income tax (benefit) provision	$(1,623,030)	$ 1,846,611	$ 6,550,066

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2010 and 2009 are as follows:

	2010	2009
Deferred tax assets:		
Unearned premium	$14,826,320	$13,043,976
Loss reserves	6,954,685	5,715,157
Net operating loss carryforward - acquired companies	2,497,122	2,497,122
Other	5,518,681	4,000,325
Total gross deferred assets	29,796,808	25,256,580
Less valuation allowance	(746,368)	(746,368)
Net deferred tax assets	29,050,440	24,510,212
Deferred tax liabilities:		
Deferred policy acquisition costs	13,204,370	11,505,045
Net unrealized gains	3,649,494	7,120,393
Other	208,407	797,825
Total gross deferred tax liabilities	17,062,271	19,423,263
Net deferred tax asset	$11,988,169	$ 5,086,949

We provide a valuation allowance when we believe it is more likely than not that we will not realize some portion of the tax asset. We established a valuation allowance of $746,368 related to a portion of the net operating loss carryforward of Le Mars at January 1, 2004. We have determined that we are not required to establish a valuation allowance for the other net deferred tax assets of $29.1 million and $24.5 million at December 31, 2010 and 2009, respectively, since it is more likely than not that we will realize these deferred tax assets through reversals of existing temporary differences, future taxable income, carrybacks to taxable income in prior years and the implementation of tax-planning strategies.

At December 31, 2010, we have a net operating loss carryforward of $7.1 million, which is available to offset our taxable income. This amount will begin to expire in 2011 if not utilized and is subject to an annual limitation in the amount that we can use in any one year of approximately $376,000. We also have an alternative minimum tax credit carryforward of $4.0 million with an indefinite life.

13 — Stockholders' Equity

On April 19, 2001, our stockholders approved an amendment to our certificate of incorporation. Among other things, the amendment reclassified our common stock as Class B common stock and effected a one-for-three reverse split of our Class B common stock effective April 19, 2001. The amendment also authorized a new class of common stock with one-tenth of a vote per share designated as Class A common stock. Our board of directors also declared a dividend of two shares of Class A common stock for each share of Class B common stock, after the one-for-three reverse split, held of record at the close of business April 19, 2001.

Each share of Class A common stock outstanding at the time of the declaration of any dividend or other distribution payable in cash upon the shares of Class B common stock is entitled to a dividend or distribution payable at the same time and to stockholders of record on the same date in an amount at least 10% greater than any dividend declared upon each share of Class B common stock. In the event of our merger or consolidation with or into another entity, the holders of Class A common stock and the holders of Class B common stock are entitled to receive the same per share consideration in such merger or consolidation. In the event of our liquidation, dissolution or winding-up, any assets available to common stockholders will be distributed pro-rata to the holders of Class A common stock and Class B common stock after payment of all of our obligations.

In February 2009, our board of directors authorized a share repurchase program, pursuant to which we may purchase up to 300,000 shares of our Class A common stock at market prices prevailing from time to time in the open market subject to the provisions of Securities and Exchange Commission Rule 10b-18 and in privately negotiated transactions. We purchased 9,702 and 7,669 shares of our Class A common stock under this program during 2010 and 2009, respectively. As of December 31, 2010, we had the authority to purchase 282,629 shares under this program.

As of December 31, 2010, our treasury stock consisted of 662,301 and 72,465 shares of Class A common stock and Class B common stock, respectively. As of December 31, 2009, our treasury stock consisted of 652,599 and 72,465 shares of Class A common stock and Class B common stock, respectively.

14 — Stock Compensation Plans

Equity Incentive Plans

During 1996, we adopted an Equity Incentive Plan for Employees. During 2001, we adopted a nearly identical plan that made a total of 2,666,667 shares of Class A common stock available for issuance to employees of our subsidiaries and affiliates. During 2005, we amended the plan to make a total of 4,000,000 shares of Class A common stock available for issuance. During 2007, we adopted a nearly identical plan that made a total of 3,500,000 shares of Class A common stock available for issuance to employees of our subidiaries and affiliates. Each plan provides for the granting of awards by our board of directors in the form of stock options, stock appreciation rights, restricted stock or any combination of the above. The plans provide that stock options may become exercisable up to ten years from date of grant, with an option price not less than fair market value on date of grant. We have not granted any stock appreciation rights.

During 1996, we adopted an Equity Incentive Plan for Directors. During 2001, we adopted a nearly identical plan that made 355,556 shares of Class A common stock available for issuance to our directors and those of our subsidiaries and affiliates. During 2007, we adopted a nearly identical plan that made 400,000 shares of Class A common stock available for issuance to our directors and the directors of our subsidiaries and affiliates. We may make awards in the form of stock options. The plan also provides for the issuance of 311 shares of restricted stock to each director on the first business day of January in each year. As of December 31, 2010, we had 394,500 unexercised options under these plans. In addition, we issued 5,598, 4,665 and 4,665 shares of restricted stock on January 2, 2010, 2009 and 2008, respectively.

We measure all share-based payments to employees, including grants of employee stock options, using a fair-value-based method and record such expense in our results of operations. In determining the expense we record for stock options granted to directors and employees of our subsidiaries and affiliates other than Donegal Mutual, we estimate the fair value of each option award on the date of grant using the Black-Scholes option pricing model. The significant assumptions we utilize in applying the Black-Scholes option pricing model are the risk-free interest rate, expected term, dividend yield and expected volatility. The risk-free interest rate is the implied yield currently available on U.S. Treasury zero coupon issues with a remaining term equal to the expected term used as the assumption in the model. We base the expected term of an option award on our historical experience of similar awards. We determine the dividend yield by dividing the per share dividend by the grant date stock price. We base the expected volatility on the volatility of our stock price over a historical period comparable to the expected term.

The weighted-average grant date fair value of options granted during 2010 was $1.26. We calculated this fair value based upon a risk-free interest rate of 1.04%, expected life of 3 years, expected volatility of 29% and expected dividend yield of 4%.

The weighted-average grant date fair value of options granted during 2009 was $1.63. We calculated this fair value based upon a risk-free interest rate of 1.50%, expected life of 3 years, expected volatility of 24% and expected dividend yield of 3%.

The weighted-average grant date fair value of options granted during 2008 was $2.06. We calculated this fair value based upon a risk-free interest rate of 2%, expected life of 3 years, expected volatility of 21% and expected dividend yield of 2%.

We charged compensation expense for our stock compensation plans against income before income taxes of $46,733, $232,872 and $205,288 for the years ended December 31, 2010, 2009 and 2008, respectively, with a corresponding income tax benefit of $15,889, $79,176 and $71,851. As of December 31, 2010 and 2009, our total unrecognized compensation cost related to nonvested share-based compensation granted under the plan was $255,105 and $91,026, respectively. We expect to recognize this cost over a weighted average period of 1.8 years.

We account for share-based compensation to employees and directors of Donegal Mutual as share-based compensation to employees of a controlling entity. As such, we measure the fair value of the award at the grant date and recognize the fair value as a dividend to the controlling entity. These provisions apply to options granted to the employees and directors of Donegal Mutual, the employer of record for the employees that provide services to us. We recorded implied dividends of $1,309,734, $62,991 and $1,749,063 for the years ended December 31, 2010, 2009 and 2008, respectively.

We did not receive any cash from option exercises in 2010 or 2009. Cash received from option exercises under all stock compensation plans for the year ended December 31, 2008 was $2,358,916. The actual tax benefit realized for the tax deductions from option exercises of share-based compensation was $683,881 for the year ended December 31, 2008.

All options issued prior to 2001 converted to options on Class A and Class B common stock as a result of our recapitalization. No further shares are available for plans in effect prior to 2007.

Information regarding activity in our stock option plans follows:

	Number of Options	Weighted-Average Exercise Price Per Share
Outstanding at December 31, 2007	2,384,722	$17.36
Granted – 2008	1,368,500	17.52
Exercised – 2008	(247,955)	9.51
Forfeited – 2008	(82,835)	17.80
Outstanding at December 31, 2008	3,422,432	17.98
Granted – 2009	5,000	17.50
Forfeited – 2009	(137,333)	17.97
Outstanding at December 31, 2009	3,290,099	17.98
Granted – 2010	1,787,500	14.00
Forfeited – 2010	(15,500)	15.69
Expired – 2010	(1,063,432)	15.76
Outstanding at December 31, 2010	3,998,667	$16.80
Exercisable at:		
December 31, 2008	1,767,810	$17.74
December 31, 2009	2,451,556	$18.13
December 31, 2010	1,805,751	$19.40

Shares available for future option grants at December 31, 2010 total 845,072 shares under all plans.

The following table summarizes information about fixed stock options at December 31, 2010:

Exercise Price	Number of Options Outstanding	Weighted-Average Remaining Contractual Life	Number of Options Exercisable
$14.00	1,779,500	5.0 years	—
17.50	1,237,000	2.5 years	824,584
18.70	3,000	2.5 years	2,000
21.00	958,667	1.0 years	958,667
21.00	20,500	2.0 years	20,500
Total	3,998,667		1,805,751

Employee Stock Purchase Plans

During 1996, we adopted an Employee Stock Purchase Plan. During 2001, we adopted a nearly identical plan that made 533,333 shares of Class A common stock available for issuance.

The 2001 plan extends over a 10-year period and provides for shares to be offered to all eligible employees at a purchase price equal to the lesser of 85% of the fair market value of our Class A common stock on the last day before the first day of each enrollment period (June 1 and December 1 of each year) under the plan or 85% of the fair market value of our common stock on the last day of each subscription period (June 30 and December 31 of each year). A summary of plan activity follows:

	Shares Issued	
	Price	Shares
January 1, 2008	$12.98	14,593
July 1, 2008	13.49	11,498
January 1, 2009	14.25	10,770
July 1, 2009	12.93	11,304
January 1, 2010	12.85	11,717
July 1, 2010	10.45	12,403

On January 1, 2011, we issued an additional 13,243 shares at a price of $11.02 per share under this plan.

Agency Stock Purchase Plans

During 1996, we adopted an Agency Stock Purchase Plan. During 2001, we adopted a nearly identical plan that made 533,333 shares of Class A common stock available for issuance. The plan provides for agents of our insurance subsidiaries and Donegal Mutual to invest up to $12,000 per subscription period (April 1 to September 30 and October 1 to March 31 of each year) under various methods. We issue stock at the end of each subscription period at a price equal to 90% of the average market price during the last ten trading days of each subscription period. During 2010, 2009 and 2008, we issued 56,879, 48,427 and 48,054 shares, respectively, under this plan. Expense recognized under the plan was not material.

15 — Statutory Net Income, Capital and Surplus and Dividend Restrictions

The following is selected information, as filed with insurance regulatory authorities, for our insurance subsidiaries as determined in accordance with accounting practices prescribed or permitted by such insurance regulatory authorities:

	2010	2009	2008
Atlantic States			
Statutory capital and surplus	$191,775,057	$189,679,919	$182,403,593
Statutory unassigned surplus	$131,817,978	$133,732,099	$128,742,729
Statutory net income	$ 11,002,447	$ 12,445,231	$ 18,412,955
Southern			
Statutory capital and surplus	$ 63,609,630	$ 64,519,825	$ 64,272,437
Statutory unassigned surplus	$ 12,612,044	$ 15,402,239	$ 15,154,851
Statutory net (loss) income	$ (2,083,206)	$ (1,017,998)	$ 1,608,947
Le Mars			
Statutory capital and surplus	$ 25,539,580	$ 28,288,730	$ 27,914,815
Statutory unassigned surplus	$ 12,485,531	$ 15,277,563	$ 15,322,075
Statutory net (loss) income	$ (3,166,242)	$ 716,138	$ 1,886,785
Peninsula			
Statutory capital and surplus	$ 41,932,367	$ 38,986,329	$ 39,137,131
Statutory unassigned surplus	$ 23,580,784	$ 20,832,470	$ 21,337,717
Statutory net income	$ 2,336,947	$ 1,023,349	$ 4,082,064
Sheboygan			
Statutory capital and surplus	$ 11,671,405	$ 11,857,971	$ 11,176,704
Statutory unassigned (deficit) surplus	$ (479,140)	$ (243,626)	$ (855,467)
Statutory net (loss) income	$ (286,613)	$ 588,098	$ (1,110,861)
Michigan			
Statutory capital and surplus	$ 37,343,663	$ 33,942,137	$ 29,801,758
Statutory unassigned surplus	$ 10,240,870	$ 6,689,663	$ 4,047,086
Statutory net income	$ 3,026,178	$ 2,589,784	$ 4,502

Our principal source of cash for payment of dividends are dividends from our insurance subsidiaries. State insurance laws require our insurance subsidiaries to maintain certain minimum capital and surplus on a statutory basis. Our insurance subsidiaries are subject to regulations that restrict payment of dividends from statutory surplus and may require prior approval of their domiciliary insurance regulatory authorities. Our insurance subsidiaries are also subject to risk based capital (RBC) requirements that may further impact their ability to pay dividends. At December 31, 2010, our insurance subsidiaries had statutory capital and surplus substantially above the RBC requirements. Amounts available for distribution to us as dividends from our insurance subsidiaries without prior approval of insurance regulatory authorities in 2011 are $19,177,506 from Atlantic States, $0 from Southern, $2,553,958 from Le Mars, $4,193,237 from Peninsula, $0 from Sheboygan and $3,734,366 from Michigan.

16 — Reconciliation of Statutory Filings to Amounts Reported Herein

Our insurance subsidiaries must file financial statements with state insurance regulatory authorities using accounting principles and practices established by those authorities, which we refer to as statutory accounting principles ("SAP"). Accounting principles used to prepare these statutory financial statements differ from financial statements prepared on the basis of generally accepted accounting principles.

Reconciliations of statutory net income and capital and surplus, as determined using SAP, to the amounts included in the accompanying financial statements are as follows:

	Year Ended December 31,		
	2010	2009	2008
Statutory net income of insurance subsidiaries	$ 9,163,680	$13,754,818	$25,946,589
Increases (decreases):			
Deferred policy acquisition costs	1,601,400	3,302,898	3,306,209
Deferred federal income taxes	2,380,430	1,250,187	811,722
Salvage and subrogation recoverable	748,000	542,000	270,000
Consolidating eliminations and adjustments	(12,776,620)	(13,521,106)	(23,708,578)
Parent-only net income	10,350,289	13,501,281	18,916,036
Net income as reported herein	$11,467,179	$18,830,078	$25,541,978

	Year Ended December 31,		
	2010	2009	2008
Statutory capital and surplus of insurance subsidiaries	$371,871,702	$333,332,774	$324,904,680
Increases (decreases):			
Deferred policy acquisition costs	34,445,579	32,844,179	29,541,281
Deferred federal income taxes	(14,834,855)	(15,676,995)	(5,914,123)
Salvage and subrogation recoverable	9,955,000	9,207,000	8,665,000
Non-admitted assets and other adjustments, net	4,889,231	2,913,878	2,795,785
Fixed maturities	4,430,879	13,135,848	(3,419,625)
Parent-only equity and other adjustments	(30,654,726)	9,749,015	7,010,867
Stockholders' equity as reported herein	$380,102,810	$385,505,699	$363,583,865

17 — Supplementary Cash Flow Information

The following reflects income taxes and interest paid during 2010, 2009 and 2008:

	2010	2009	2008
Income taxes	$1,100,000	$1,307,418	$9,325,000
Interest	$705,210	$1,828,278	$2,040,017

During 2009, we paid interest and penalties in the amount of $974,204 related to a premium tax litigation settlement. We recorded this amount as interest expense in accordance with our accounting policy.

18 — Earnings Per Share

We have two classes of common stock, which we refer to as Class A common stock and Class B common stock. Our Class A common stock is entitled to cash dividends that are at least 10% higher than the cash dividends declared and paid on our Class B common stock. Accordingly, we use the two-class method for the computation of earnings per common share. The two-class method is an earnings allocation formula that determines earnings per share separately for each class of common stock based on dividends declared and an allocation of remaining undistributed earnings using a participation percentage reflecting the dividend rights of each class.

We present below a reconciliation of the numerators and denominators we used in the basic and diluted per share computations for our Class A common stock:

(dollars in thousands, except per share data)

Year Ended December 31,	2010	2009	2008
Basic earnings per share:			
Numerator:			
Allocation of net income	$ 9,183	$ 15,049	$ 20,404
Denominator:			
Weighted-average shares outstanding	19,961,274	19,903,069	19,866,099
Basic earnings per share	$ 0.46	$ 0.76	$ 1.03
Diluted earnings per share:			
Numerator:			
Allocation of net income	$ 9,183	$ 15,049	$ 20,404
Denominator:			
Number of shares used in basic computation	19,961,274	19,903,069	19,866,099
Weighted-average effect of dilutive securities			
Add: Director and employee stock options	17,794	—	89,419
Number of shares used in per share computations	19,979,068	19,903,069	19,955,518
Diluted earnings per share	$ .46	$ .76	$ 1.02

We used the following information in the basic and diluted per share computations for our Class B common stock:

(dollars in thousands, except per share data)

Year Ended December 31,	2010	2009	2008
Basic and diluted earnings per share:			
Numerator:			
Allocation of net income	$ 2,284	$ 3,781	$ 5,138
Denominator:			
Weighted-average shares outstanding	5,576,775	5,576,775	5,576,775
Basic and diluted earnings per share	$ 0.41	$ 0.68	$ 0.92

During 2010, 2009 and 2008, we did not include certain options to purchase shares of common stock in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price. The following reflects such options that remained outstanding at December 31, 2010, 2009 and 2008:

	2010	2009	2008
Options excluded from diluted earnings per share	2,219,167	3,290,099	1,018,167

19 — Condensed Financial Information of Parent Company

Condensed Balance Sheets

(in thousands)

December 31,	2010	2009
Assets		
Investment in subsidiaries/affiliates (equity method)	$422,144	$385,445
Short-term investments	15,695	15,445
Cash	841	1,105
Property and equipment	1,309	1,262
Other	1,078	875
Total assets	$441,067	$404,132
Liabilities and Stockholders' Equity		
Liabilities		
Cash dividends declared to stockholders	$ 2,871	$ 2,798
Borrowings under line of credit	35,000	—
Subordinated debentures	15,465	15,465
Payable for the purchase of Michigan	7,207	—
Other	421	364
Total liabilities	60,964	18,627
Stockholders' equity	380,103	385,505
Total liabilities and stockholders' equity	$441,067	$404,132

Condensed Statements of Income and Comprehensive Income

(in thousands)

Year Ended December 31,	2010	2009	2008
Statements of Income			
Revenues			
Dividends from subsidiaries	$12,000	$14,000	$20,000
Other	969	1,005	1,785
Total revenues	12,969	15,005	21,785
Expenses			
Operating expenses	2,328	1,019	1,558
Interest	778	773	1,822
Total expenses	3,106	1,792	3,380
Income before income tax benefit and equity in undistributed net income of subsidiaries	9,863	13,213	18,405
Income tax benefit	(487)	(288)	(511)
Income before equity in undistributed net income of subsidiaries	10,350	13,501	18,916
Equity in undistributed net income of subsidiaries	1,117	5,329	6,626
Net income	$11,467	$18,830	$25,542
Statements of Comprehensive Income			
Net income	$11,467	$18,830	$25,542
Other comprehensive (loss) income, net of tax			
Unrealized (loss) gain - parent	—	—	(60)
Unrealized (loss) gain - subsidiaries	(6,446)	13,293	(5,201)
Other comprehensive (loss) income, net of tax	(6,446)	13,293	(5,261)
Comprehensive income	$ 5,021	$32,123	$20,281

Condensed Statements of Cash Flows
(in thousands)

Year Ended December 31,	2010	2009	2008
Cash flows from operating activities:			
Net income	$11,467	$18,830	$25,542
Adjustments:			
Equity in undistributed net income of subsidiaries	(1,117)	(5,329)	(6,626
Other	547	(669)	924
Net adjustments	(570)	(5,998)	(5,702)
Net cash provided	10,897	12,832	19,840
Cash flows from investing activities:			
Net sale of fixed maturities	—	—	5,214
Net (purchase) sale of short-term investments	(249)	(2,609)	11,367
Net purchase of property and equipment	(492)	(644)	(408)
Investment in subsidiaries	(35,008)	(100)	(11,568)
Other	20	19	110
Net cash (used) provided	(35,809)	(3,334)	4,715
Cash flows from financing activities:			
Cash dividends paid	(11,405)	(10,998)	(10,026)
Issuance of common stock	1,199	1,386	3,857
Tax benefit on exercise of stock options	—	—	684
Redemption of subordinated debentures	—	—	(15,464)
Borrowings under line of credit	35,000	—	—
Repurchase of treasury stock	(146)	(393)	(3,511)
Net cash provided (used)	24,648	(10,005)	(24,460)
Net change in cash	(264)	(507)	95
Cash at beginning of year	1,105	1,612	1,517
Cash at end of year	$ 841	$ 1,105	$ 1,612

20 — Segment Information

We have three reportable segments, which consist of our investment function, our personal lines of insurance and our commercial lines of insurance. Using independent agents, our insurance subsidiaries market personal lines of insurance to individuals and commercial lines of insurance to small and medium-sized businesses.

We evaluate the performance of the personal lines and commercial lines primarily based upon our insurance subsidiaries' underwriting results as determined under SAP for our total business.

We do not allocate assets to the personal and commercial lines and review them in total for purposes of decision-making. We operate only in the United States and no single customer or agent provides 10 percent or more of our revenues.

Financial data by segment is as follows:

	2010	2009	2008
	(in thousands)		
Revenues:			
Premiums earned:			
Commercial lines	$117,755	$113,233	$121,567
Personal lines	260,900	242,313	225,143
SAP premiums earned	378,655	355,546	346,710
GAAP adjustments	(625)	(521)	(135)
GAAP premiums earned	378,030	355,025	346,575
Net investment income	19,950	20,631	22,756
Realized investment gains (losses)	4,396	4,480	(2,971)
Other	6,442	6,597	6,064
Total revenues	$408,818	$386,733	$372,424

	2010	2009	2008
	(in thousands)		
Income before income taxes:			
Underwriting (loss) income:			
Commercial lines	$ 2,252	$ 5,805	$13,819
Personal lines	(22,526)	(17,235)	(7,609)
SAP underwriting (loss) income	(20,274)	(11,430)	6,210
GAAP adjustments	2,458	3,636	3,530
GAAP underwriting (loss) income	(17,816)	(7,794)	9,740
Net investment income	19,950	20,631	22,756
Realized investment gains (losses)	4,396	4,480	(2,971)
Other	3,314	3,360	2,567
Income before income taxes	$ 9,844	$20,677	$32,092

21 — Guaranty Fund and Other Insurance-Related Assessments

Our insurance subsidiaries' liabilities for guaranty fund and other insurance-related assessments were $2,129,722 and $2,663,049 at December 31, 2010 and 2009, respectively. These liabilities included $440,553 and $517,610 related to surcharges collected by our insurance subsidiaries on behalf of regulatory authorities for 2010 and 2009, respectively.

22 — Interim Financial Data (unaudited)

	2010			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net premiums earned	$91,372,096	$ 93,002,409	$ 94,948,843	$ 98,706,781
Total revenues	97,914,750	101,525,354	103,750,318	105,715,668
Net losses and loss expenses	67,981,486	68,509,616	67,401,697	70,416,059
Net income	234,758	1,739,728	4,909,879	4,582,814
Net earnings per common share:				
Class A common stock - basic and diluted	0.01	0.07	0.20	0.18
Class B common stock - basic and diluted	0.01	0.06	0.18	0.16

	2009			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net premiums earned	$88,349,543	$87,540,345	$87,997,723	$ 91,137,866
Total revenues	95,501,614	94,823,420	94,882,167	101,526,206
Net losses and loss expenses	65,949,165	61,903,131	58,609,247	64,373,853
Net income	169,804	4,387,624	6,744,851	7,527,799
Net earnings per common share:				
Class A common stock - basic and diluted	0.01	0.18	0.27	0.30
Class B common stock - basic and diluted	0.01	0.16	0.24	0.27

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of Donegal Group Inc.

We have audited the accompanying consolidated balance sheets of Donegal Group Inc. and subsidiaries (the Company) as of December 31, 2010 and 2009, and the related consolidated statements of income and comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Donegal Group Inc. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Oversight Board (United States), Donegal Group Inc.'s internal control over financial reporting as of December 31, 2010 based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 14, 2011 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

Philadelphia, Pennsylvania

March 14, 2011

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as that term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, our management has conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2010, based on the framework and criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO Framework").

Based on our evaluation under the COSO Framework, our management has concluded that our internal control over financial reporting was effective as of December 31, 2010.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Because of its inherent limitations, a system of internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.

Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2010 included internal controls at all consolidated entities other than Michigan Insurance Company (Michigan), which we acquired on December 1, 2010. Our management has not evaluated Michigan's internal controls over financial reporting, and our management's conclusion regarding the effectiveness of internal controls over financial reporting does not extend to Michigan's internal controls.

The effectiveness of our internal control over financial reporting has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included herein.



Donald H. Nikolaus
President and Chief Executive Officer



Jeffrey D. Miller
Senior Vice President and Chief Financial Officer

March 14, 2011

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of Donegal Group Inc.

We have audited Donegal Group Inc.'s (the Company) internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Donegal Group Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Donegal Group Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Donegal Group Inc. acquired Michigan Insurance Company on December 1, 2010 and management excluded from its assessment of the effectiveness of Donegal Group Inc.'s internal control over financial reporting as of December 31, 2010, Michigan Insurance Company's internal control over financial reporting associated with total assets of approximately $213.5 million and total revenues of approximately $2.4 million included in the consolidated financial statements of Donegal Group Inc. as of and for the year ended December 31, 2010. Our audit of internal control over financial reporting of Donegal Group Inc. also excluded an evaluation of the internal control over financial reporting of Michigan Insurance Company as of December 31, 2010.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Donegal Group Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income and comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2010, and our report dated March 14, 2011 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Philadelphia, Pennsylvania
March 14, 2011

Comparison of Total Return on Our Common Stock with Certain Averages

The following graph provides an indicator of cumulative total stockholder returns on our common stock compared to the Russell 2000 Index and a peer group of property and casualty insurance companies selected by Value Line, Inc. The members of the peer group are as follows: 21st Century Holding Co., Acceptance Insurance Cos. Inc., ACE Ltd., Affirmative Insurance Holdings Inc., Allied World Assurance Co. Holdings Ltd., Allstate Corp., American Financial Group Inc., American Safety Insurance Holdings Ltd., AMERISAFE Inc., AmTrust Financial Services Inc., Arch Capital Group Ltd., Argo Group International Holdings Ltd., Aspen Insurance Holdings Ltd., AssuranceAmerica Corp., Assurant Inc., Baldwin & Lyons Inc. (Cl A), Baldwin & Lyons Inc. (Cl B), Berkshire Hathaway (Cl B), Chubb Corp., Cincinnati Financial Corp., CNA Financial Corp., CNA Surety Corp., CNinsure, Inc., CNO Financial Group, Inc., Donegal Group Inc. (Cl A), Donegal Group Inc. (Cl B), Eastern Insurance Holdings Inc., eHealth Inc., EMC Insurance Group Inc., Employers Holdings Inc., Endurance Specialty Holdings Ltd., Erie Indemnity Co. (Cl A), Fairfax Financial Holdings Ltd., Fidelity National Financial Inc., First Mercury Financial Corp., Flagstone Reinsurance Holdings Ltd., Fortegra Financial Corp., Fremont Michigan InsuraCorp Inc., GAINSCO Inc., Global Indemnity PLC, Hallmark Financial Services Inc., Harleysville Group Inc., HCC Insurance Holdings Inc., Homeowners Choice Inc., Industrial Alliance Insurance & Financial Services Inc., Infinity Property & Casualty Corp., Kingsway Financial Services Inc., Maiden Holdings Ltd., Majestic Capital Ltd., Markel Corp., Meadowbrook Insurance Group Inc., Mercer Insurance Group Inc., Mercury General Corp., Montpelier Re Holdings Ltd., National Interstate Corp., Old Republic International Corp., OneBeacon Insurance Group Ltd. (Cl A), Penn Millers Holding Corp., Platinum Underwriters Holdings Ltd., PMI Group Inc., Progressive Corp., RLI Corp., Safety Insurance Group Inc., SeaBright Insurance Holdings Inc., Selective Insurance Group Inc., State Auto Financial Corp., Sun Life Financial Inc., The Hanover Insurance Group Inc., Tower Group Inc., Travelers Cos. Inc., United Fire & Casualty Co., United Insurance Holdings Corp., Universal Insurance Holdings Inc., Validus Holdings Ltd., W.R. Berkley Corp. and XL Group PLC.

Comparison of Five-Year Cumulative Total Return*

Donegal Group Inc. Class A, Donegal Group Inc. Class B, Russell 2000 Index and Value Line Insurance (Property/Casualty)



$200.00
$150.00
$100.00
$50.00
$0.00
Donegal Group Inc. Class A
Donegal Group Inc. Class B
Russell 2000 Index
Insurance (Property/Casualty)
$100.00
$117.00
$114.52
$114.47
$114.02
$139.39
$117.59
$113.79
$102.53
$112.26
$102.59
$99.35
$74.19
$122.34
$113.21
$97.88
$92.90
$147.70
$121.50
$116.40
$94.31
2005
2006
2007
2008
2009
2010

Assumes $100 invested at the close of trading on December 31, 2005 in Donegal Group Inc. Class A common stock, Donegal Group Inc. Class B common stock, Russell 2000 Index and Value Line Insurance (Property/Casualty).

	2005	2006	2007	2008	2009	2010
Donegal Group Inc. Class A	$100.00	$114.52	$102.53	$102.59	$ 97.88	$ 94.31
Donegal Group Inc. Class B	100.00	114.02	117.59	112.26	113.21	121.50
Russell 2000 Index	100.00	117.00	113.79	74.19	92.90	116.40
Insurance (Property/Casualty)	100.00	114.47	139.39	99.35	122.34	147.70

*Cumulative total return assumes reinvestment of dividends.

Corporate

Annual Meeting
April 21, 2011 at the Company's headquarters at 10:00 a.m.

Form 10-K
A copy of Donegal Group's Annual Report on Form 10-K will be furnished free upon written request to Jeffrey D. Miller, Senior Vice President and Chief Financial Officer, at the corporate address.

Market Information
Donegal Group's Class A common stock and Class B common stock trade on the NASDAQ Global Select Market under the symbols "DGICA" and "DGICB." The following table shows the dividends paid per share and the stock price range for both classes of stock for each quarter during 2010 and 2009:

Quarter	High	Low	Cash Dividend Declared Per Share
2009 - Class A			
1st	$17.00	$12.25	$ —
2nd	17.47	13.61	.1125
3rd	16.60	14.31	.1125
4th	16.02	14.22	.225
2009 - Class B			
1st	$17.50	$13.06	$ —
2nd	16.68	13.41	.10
3rd	17.68	12.75	.10
4th	22.00	15.43	.20
2010 - Class A			
1st	$15.95	$13.94	$ —
2nd	15.00	12.12	.115
3rd	13.53	10.78	.115
4th	16.12	12.57	.23
2010 - Class B			
1st	$19.19	$16.03	$ —
2nd	19.16	15.84	.1025
3rd	18.30	14.59	.1025
4th	18.75	15.89	.2050

Corporate Offices
1195 River Road
P.O. Box 302
Marietta, Pennsylvania 17547-0302
(800) 877-0600
E-mail Address: info@donegalgroup.com
Donegal Web Site: www.donegalgroup.com

Transfer Agent
Computershare Trust Company, N.A.
P.O. Box 43078
Providence, Rhode Island 02940-3078
(800) 317-4445
Web Site: www.computershare.com
Hearing Impaired: TDD: 800-952-9245

Dividend Reinvestment and Stock Purchase Plan
The Company offers a dividend reinvestment and stock purchase plan through its transfer agent.
For information contact:
Donegal Group Inc.
Dividend Reinvestment and Stock Purchase Plan
Computershare Trust Company, N.A.
P.O. Box 43078
Providence, Rhode Island 02940-3078

Stockholders
The following represent the number of common stockholders of record as of December 31, 2010:

Class A common stock	1,243
Class B common stock	392

Information

Board of Directors

Donald H. Nikolaus	President, Chief Executive Officer and a Director
Philip H. Glatfelter II	Chairman of the Board and a Director
Robert S. Bolinger	Director
Philip A. Garcia	Director
Patricia A. Gilmartin	Director
Kevin M. Kraft, Sr.	Director
John J. Lyons	Director
Jon M. Mahan	Director
S. Trezevant Moore, Jr.	Director
R. Richard Sherbahn	Director
Richard D. Wampler II	Director

Officers

Donald H. Nikolaus	President and Chief Executive Officer
Jeffrey D. Miller	Senior Vice President and Chief Financial Officer
Sheri O. Smith	Secretary
Daniel J. Wagner	Senior Vice President and Treasurer



Marketing Regions

We are actively writing business in 22 states within four distinct marketing regions:

- **Mid-Atlantic Region**
  - Delaware
  - Maryland
  - New York
  - Pennsylvania
- **Southeast Region**
  - Alabama
  - Georgia
  - North Carolina
  - South Carolina
  - Tennessee
  - Virginia
  - West Virginia
- **New England Region**
  - Maine
  - New Hampshire
  - Vermont
- **Midwest Region**
  - Indiana
  - Iowa
  - Michigan
  - Nebraska
  - Ohio
  - Oklahoma
  - South Dakota
  - Wisconsin


DONEGAL
GROUP

1195 River Road, P.O. Box 302
Marietta, PA 17547-0302
717.426.1931
www.donegalgroup.com

002CS10967